SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 15, 2025

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, July 15, 2025 regarding “Second quarter report 2025”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: July 15, 2025

Second quarter report 2025

Strategic highlights – solid strategic and operational execution

•	Operational excellence led to a 48% adjusted[1] gross margin and a three-year high in adjusted[1] EBITA margin.

•	Solid strategic execution in Cloud Software and Services delivered strong segment adjusted[1] EBITA.

•	Strong progress in IPR licensing; further opportunities to increase IPR revenues remain.

Financial highlights – improved contribution from all segments

•

Sales grew by 2%*, driven by market area Americas and IPR licensing, partly offset by declines in other market areas, with investments in India on hold. Reported sales were SEK 56.1 (59.8) b., with a SEK -4.7 b. FX impact.

•

Adjusted[1] gross income increased to SEK 27.0 (26.3) b. driven by strong operational execution and higher IPR licensing revenues, benefiting from a settlement. Reported gross income was SEK 26.6 (25.8) b.

•	Adjusted[1] gross margin was 48.0% (43.9%) supported by improvements in all segments, despite currency headwinds. Reported gross margin was 47.5% (43.1%).

•	Adjusted[1] EBITA was SEK 7.4 (4.1) b. with a 13.2% (6.8%) margin, benefiting from higher gross income and lower operating expenses. Reported EBITA was SEK 6.8 (2.4) b. with a 12.0% (4.1%) margin.

•	Net income was SEK 4.6 (-11.0) b. EPS diluted was SEK 1.37 (-3.34). Net income in 2024 was impacted by a SEK -11.4 b. impairment charge.

•	Free cash flow before M&A was SEK 2.6 (7.6) b. Q2 2024 benefited from strong working capital release.

Börje Ekholm, President and CEO, said: ”Our Q2 results demonstrate solid execution of our strategic and operational priorities. We achieved a three-year high in adjusted EBITA margin, supported by continued efficiency actions. We have structurally lowered our cost base and are strongly focused on delivering further efficiencies.

It is encouraging that Americas’ growth continues, and that Europe has stabilized. Global fixed wireless access (FWA) customers have now surpassed 160 million and are driving significant network traffic. Penetration of 5G standalone is still limited but is needed to fully support AI use cases at the edge, requiring ultra-low latency and enhanced uplink performance.

Looking ahead, we are increasing AI investments, including in our Sweden AI factory consortium. AI is key to accelerating innovation, as well as driving internal operational efficiencies. The ecosystem for network APIs continues to grow, and Aduna expanded its Network API reach to all three major service providers in Japan.

SEK b.	Q2 2025	Q2 2024	YoY change	Q1 2025	QoQ change	Jan-Jun 2025	Jan-Jun 2024	YoY change
Net sales	56.1	59.8	-6%	55.0	2%	111.2	113.2	-2%
Organic sales growth * ²	—	—	2%	—	—	—	—	1%
Gross income	26.6	25.8	3%	26.5	0%	53.2	48.5	10%
Gross margin ²	47.5%	43.1%	—	48.2%	—	47.8%	42.8%	—
EBIT (loss)	6.4	-13.5	—	5.9	8%	12.3	-9.4	—
EBIT margin ²	11.4%	-22.6%	—	10.8%	—	11.1%	-8.3%	—
EBITA ²	6.8	2.4	179%	6.7	2%	13.4	7.3	83%
EBITA margin ²	12.0%	4.1%	—	12.1%	—	12.1%	6.5%	—
Net income (loss)	4.6	-11.0	—	4.2	10%	8.8	-8.4	—
EPS diluted, SEK	1.37	-3.34	—	1.24	10%	2.61	-2.57	—
Free cash flow before M&A ²	2.6	7.6	-66%	2.7	-5%	5.3	11.3	-53%
Net cash, end of period ²	36.0	13.1	174%	38.6	-7%	36.0	13.1	174%

Adjusted financial measures ¹ ²
Adjusted gross income	27.0	26.3	3%	26.7	1%	53.7	49.1	9%
Adjusted gross margin	48.0%	43.9%	—	48.5%	—	48.3%	43.4%	—
Adjusted EBIT (loss)	7.0	-11.9	—	6.2	13%	13.3	-7.6	—
Adjusted EBIT margin	12.6%	-19.9%	—	11.3%	—	11.9%	-6.7%	—
Adjusted EBITA	7.4	4.1	83%	6.9	7%	14.4	9.2	57%
Adjusted EBITA margin	13.2%	6.8%	—	12.6%	—	12.9%	8.1%	—

*	Sales adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations.
[1]	Adjusted metrics are adjusted to exclude restructuring charges.
[2]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statement.

1 Ericsson | Second quarter report 2025. July 15, 2025.

Amounts marked with an ‘*’ in this document represent sales growth adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations, also named organic sales growth. These numbers present performance on a comparable basis to improve the comparability of results between periods. Organic sales growth figures are non-IFRS measures. ‘Adjusted’ metrics are adjusted to exclude restructuring charges and are non-IFRS measures. This is a change in nomenclature only. See ‘Financial statements and other information’ for Alternative performance measures.

Group results

SEK b.	Q2 2025	Q2 2024	YoY change	Q1 2025	QoQ change	Jan-Jun 2025	Jan-Jun 2024	YoY change
Net sales	56.1	59.8	-6%	55.0	2%	111.2	113.2	-2%
Organic sales growth ¹	—	—	2%	—	—	—	—	1%
Gross income	26.6	25.8	3%	26.5	0%	53.2	48.5	10%
Gross margin	47.5%	43.1%	—	48.2%	—	47.8%	42.8%	—
Research and development (R&D) expenses	-12.2	-14.9	—	-12.0	—	-24.2	-26.5	—
Selling and administrative expenses	-8.2	-23.1	—	-8.6	—	-16.8	-31.8	—
Impairment losses on trade receivables	0.0	-0.1	—	0.0	6%	0.1	-0.3	—
Other operating income and expenses	0.1	-1.3	—	0.0	—	0.1	0.7	-89%
Share in earnings of associated companies	0.0	0.0	-33%	0.0	—	0.0	0.0	14%
EBIT (loss)	6.4	-13.5	—	5.9	8%	12.3	-9.4	—
EBIT margin ¹	11.4%	-22.6%	—	10.8%	—	11.1%	-8.3%	—
EBITA ¹	6.8	2.4	179%	6.7	2%	13.4	7.3	83%
EBITA margin ¹	12.0%	4.1%	—	12.1%	—	12.1%	6.5%	—
Financial income and expenses, net	0.0	-0.4	—	-0.1	—	0.0	-0.8	—
Income tax	-1.8	2.9	—	-1.6	—	-3.4	1.9	—
Net income (loss)	4.6	-11.0	—	4.2	10%	8.8	-8.4	—
Restructuring charges	-0.7	-1.6	—	-0.3	—	-0.9	-1.8	—

Adjusted financial measures ¹
Adjusted gross income	27.0	26.3	3%	26.7	1%	53.7	49.1	9%
Adjusted gross margin	48.0%	43.9%	—	48.5%	—	48.3%	43.4%	—
Adjusted EBIT (loss)	7.0	-11.9	—	6.2	13%	13.3	-7.6	—
Adjusted EBIT margin	12.6%	-19.9%	—	11.3%	—	11.9%	-6.7%	—
Adjusted EBITA	7.4	4.1	83%	6.9	7%	14.4	9.2	57%
Adjusted EBITA margin	13.2%	6.8%	—	12.6%	—	12.9%	8.1%	—

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.
[2]	Excluding the non-cash impairment recorded in the second quarter 2024, relating to the impairment of intangible assets mainly attributed to the Vonage acquisition.

Net sales

Reported sales decreased by -6% to SEK 56.1 (59.8) b., as organic sales growth of 2%* YoY was offset by a SEK -4.7 b. currency impact. Networks sales declined by -5% to SEK 35.7 b. Cloud Software and Services sales declined by -5% to SEK 14.4 b. while Enterprise sales declined by -14% to SEK 5.5 b. Sales in segment Other declined by -6% to SEK 0.5 b.

Sales grew by 2%* YoY. Networks sales grew by 3%*, benefiting from sales growth in market area Americas and increased IPR licensing revenues. Sales were broadly stable in market area Europe, Middle East and Africa while sales declined in the other market areas. Sales in India were weak, as operators held back on new network investments. Cloud Software and Services sales grew by 1%* supported by growth in market area Americas and increased IPR licensing revenues. Sales in segment Enterprise declined by-6%*, with lower sales in Technologies and New Businesses and in Global Communications Platform, reflecting the 2024 decision to reduce activities in some countries, partly offset by higher sales in Enterprise Wireless Solutions.

IPR licensing revenues increased to SEK 4.9 (3.9) b. mainly driven by higher revenue from previously unlicensed periods, following the partial settlement of a patent licensing dispute. 82% of IPR licensing revenues are reported in segment Networks, with the remainder in Cloud Software and Services. IPR licensing revenue growth opportunities remain.

Gross income and margin

Gross margin increased to 47.5% (43.1%) with improvements in all segments. Networks gross margin increased, reflecting higher IPR licensing revenues and prior years’ cost-reduction actions. Gross margin in Cloud Software and Services increased as a result of a higher share of software sales as well as a benefit from increased IPR licensing revenues. The margin improvement in Enterprise was driven by the prioritization of profitable market segments in Global Communications Platform and a stronger product mix in Enterprise Wireless Solutions.

Gross income increased to SEK 26.6 (25.8) b., mainly driven by increased IPR licensing revenues, prior years’ cost-reduction actions which are now flowing through and a favorable sales mix, partly offset by a negative currency impact.

Adjusted gross income increased to SEK 27.0 (26.3) b., with a margin of 48.0% (43.9%), impacted by a currency effect of SEK -2.4 b.

Research and development (R&D) expenses

R&D expenses decreased to SEK -12.2 (-14.9) b., including a currency benefit of SEK 0.5 b. Q2 2024 included a SEK -1.2 b. impact relating to an impairment of intangible assets. Increased investments in R&D for technology leadership were offset by savings from prior years’ cost-reduction actions.

Selling and administrative (SG&A) expenses

SG&A expenses were SEK -8.2 (-23.1) b., including a currency benefit of SEK 0.5 b. Q2 2024 included a SEK -12.6 b. impact from the impairment of intangible assets. SG&A expenses declined in all segments as a result of prior years’ cost-reduction actions.

2 Ericsson | Second quarter report 2025. July 15, 2025.	Group results

Other operating income and expenses

Other operating income and expenses were SEK 0.1 (-1.3) b. Q2 2024 included a SEK -1.3 b. impact from the impairment charge.

Restructuring charges

Restructuring charges were SEK -0.7 (-1.6) b., with SEK -0.3 (-0.5) b. included in gross income and SEK -0.3 (-1.2) b. in operating expenses.

EBITA

EBITA increased to SEK 6.8 (2.4) b. with a margin of 12.0% (4.1%). The improvement was driven by improved gross income, benefiting from a more favorable sales mix including higher IPR licensing revenues and improved commercial discipline, as well as lower operating expenses as a result of prior years’ cost-reduction actions, partly offset by negative currency impacts.

Adjusted EBITA increased to SEK 7.4 (4.1) b. with a margin of 13.2% (6.8%), including a currency impact of SEK -1.4 b.

EBIT

EBIT increased to SEK 6.4 (-13.5) b. with a margin of 11.4% (-22.6%). Q2 2024 included a SEK -15.1 b. impairment charge impact. Amortization impacted EBIT by SEK -0.4 (-0.8) b.

Adjusted EBIT increased to SEK 7.0 (-11.9) b. with a margin of 12.6% (-19.9%).

Financial income and expenses, net

Financial income and expenses were SEK 0.0 (-0.4) b. Financial net improved, primarily as a result of currency revaluation of financial balance sheet items including a currency hedge effect of SEK 0.1 (0.0) b.

Income tax

Taxes were SEK -1.8 (2.9) b. Q2 2024 included a SEK 3.7 b. tax benefit resulting from the impairment of intangible assets. Estimated tax rate for the year is 28%.

Net income

Net income was SEK 4.6 (-11.0) b. Q2 2024 included a SEK -11.4 b. net impact from the impairment. EBIT and financial net increased, partly offset by higher taxes. Diluted EPS was SEK 1.37 (-3.34).

Employees

The number of employees on June 30, 2025, was 91,937 compared with 92,866 on March 31, 2025.

Financial highlights, year-to-date (Jan-June) development

Reported sales decreased by -2% to SEK 111.2 (113.2) b. as organic sales growth was offset by a currency impact of SEK -2.9 b. Sales were stable in Networks at SEK 71.4 (71.4) b., while sales in Cloud Software and Services declined by -3% to SEK 27.3 (28.2) b. and Enterprise sales declined by -8% to SEK 11.5 (12.5) b.

Sales increased by 1%* mainly driven by a 3%* increase in Networks. Cloud Software and Services sales declined by -1%* and Enterprise declined by -6%*.

Sales increased in market area Americas, benefiting from growth in North America, while sales in Latin America declined. Sales declined in the other market areas, with the largest reduction in market area South East Asia, Oceania and India primarily driven by reduced investment levels in India. Sales were supported by IPR licensing revenues of SEK 8.0 (7.0) b.

Gross income increased to SEK 53.2 (48.5) b. with a gross margin of 47.8% (42.8%). The improved gross margin is a result of cost- reduction actions, a more favorable product and market mix and increased IPR licensing revenues. Gross income increased, reflecting improved gross margins, partly offset by negative currency impacts. Adjusted gross income increased to SEK 53.7 (49.1) b. including a currency impact of SEK -1.5 b. Adjusted gross margin increased to 48.3% (43.4%).

EBITA increased to SEK 13.4 (7.3) b. and the margin was 12.1% (6.5%). Higher gross income and lower operating expenses were partly offset by negative currency impacts.

Adjusted EBITA increased to SEK 14.4 (9.2) b. including a currency impact of SEK -1.1 b. Adjusted EBITA margin was 12.9% (8.1%).

EBIT (loss) increased to SEK 12.3 (-9.4) b., and the margin was 11.1% (-8.3%).

Adjusted EBIT (loss) was SEK 13.3 (-7.6) b. with a margin of 11.9% (-6.7%). 2024 was impacted by a SEK -15.1 b. impairment charge. Amortization of intangible assets was SEK -1.1 (-1.6) b.

Net income (loss) increased to SEK 8.8 (-8.4) b. 2024 included a SEK -11.4 b. net impact from impairment charges. Diluted EPS increased to SEK 2.61 (-2.57).

3 Ericsson | Second quarter report 2025. July 15, 2025.	Group results

Market area sales

SEK b.	Q2 2025	Q2 2024	YoY change	YoY organic growth	Q1 2025	QoQ change	Jan-Jun 2025	Jan-Jun 2024	YoY change	YoY organic growth
Americas	19.8	19.8	0%	10%	20.8	-5%	40.5	36.3	12%	14%
Europe, Middle East and Africa	16.2	17.3	-6%	-1%	14.5	12%	30.7	32.6	-6%	-4%
South East Asia, Oceania and India	5.5	7.7	-28%	-22%	7.2	-24%	12.7	16.3	-22%	-19%
North East Asia	3.8	4.6	-17%	-15%	3.2	17%	7.0	8.0	-13%	-12%
Other	10.9	10.5	4%	15%	9.3	17%	20.3	20.1	1%	5%
Of which IPR	4.9	3.9	25%	—	3.2	53%	8.0	7.0	15%	—
Total	56.1	59.8	-6%	2%	55.0	2%	111.2	113.2	-2%	1%

Market Area Americas

Sales increased by 10%* YoY, with good growth in North America partly offset by significantly lower sales in Latin America. In North America, sales in Networks and Cloud Software and Services increased, benefiting from previous contract wins. In Latin America, sales declined due to continued elevated competition and lower customer network investments. Reported sales were stable YoY.

Market Area Europe, Middle East and Africa

Sales decreased by -1%* YoY. Sales in Europe increased slightly, supported by network modernization. Sales declined in Middle East & Africa due to timing of project deliveries and managed services contract exits in certain markets. Reported sales decreased by -6% YoY.

In the quarter, an agreement with e& UAE was announced, to expand and evolve the 5G Radio Access Network. An agreement with Orange Group was also announced, to provide 5G network slicing orchestration across its European operations.

Market Area South East Asia, Oceania and India

Sales decreased by -22%* YoY. Networks sales declined, primarily due to reduced network investment levels in India, as well as increased competition in South East Asia. Cloud Software and Services sales declined, reflecting timing of project deliverables. Reported sales declined by -28% YoY.

In the quarter, a multi-year Network Operations Center Managed Services contract with Bharti Airtel was announced.

Market Area North East Asia

Sales declined by -15%* YoY. Networks sales declined, reflecting reduced customer investments in some 5G frontrunner markets. Cloud Software and Services sales declined, reflecting timing of project deliverables. Reported sales declined by -17% YoY.

In the quarter, an R&D investment in Japan was announced, which aims to support the strengthened market position in key strategic markets.

Market Area Other

Market area Other includes IPR licensing revenues and almost all sales in segment Enterprise. Sales increased by 15%*, benefiting from increased IPR licensing revenues from previously unlicensed periods, following the partial settlement of a patent licensing dispute. Reported sales increased by 4% YoY.

4 Ericsson | Second quarter report 2025. July 15, 2025.	Market area sales

Segment results

Mobile Networks – Segment Networks

SEK b.	Q2 2025	Q2 2024	YoY change	Q1 2025
Net sales	35.7	37.7	-5%	35.6
Of which IPR licensing revenues	4.0	3.2	25%	2.6
Organic sales growth	—	—	3%	—
Gross income	17.6	17.1	3%	18.1
Gross margin	49.3%	45.5%	—	50.8%
EBIT	6.4	4.8	34%	7.0
EBIT margin	17.8%	12.6%	—	19.8%
EBITA	6.4	4.8	34%	7.4
EBITA margin	17.9%	12.7%	—	20.7%
Restructuring charges	-0.1	-0.5	—	-0.1
Adjusted financial measures
Adjusted gross income	17.7	17.4	2%	18.2
Adjusted gross margin	49.5%	46.1%	—	51.0%
Adjusted EBIT	6.5	5.2	24%	7.1
Adjusted EBIT margin	18.1%	13.9%	—	20.1%
Adjusted EBITA	6.5	5.3	24%	7.5
Adjusted EBITA margin	18.2%	13.9%	—	21.0%

Breakdown of sales into products, services and IPR licensing is available in note 3.

Net sales

Sales increased by 3%*. Sales grew in market area Americas and IPR licensing revenues increased, benefiting from revenue from previously unlicensed periods. Sales increased slightly in market area Europe, Middle East and Africa while sales declined in the other market areas, where customer investment levels remained low. Reported sales decreased by -5% YoY to SEK 35.7 (37.7) b., including a currency impact of SEK -3.1 b.

Sales in North America grew while sales in Latin America declined. Sales declined significantly in market area South East Asia, Oceania and India, mainly as a result of reduced customer investments in networks in India.

Gross income and margin

Adjusted gross margin increased to 49.5% (46.1%), benefiting from higher IPR licensing revenues, prior years’ cost-reduction actions, as well as market mix, partly offset by a negative impact from tariffs. Adjusted gross income increased to SEK 17.7 (17.4) b., including a SEK -1.7 b. currency impact.

EBITA

Adjusted EBITA increased to SEK 6.5 (5.3) b. YoY and the margin was 18.2% (13.9%), supported by increased gross income and lower operating expenses. Adjusted EBITA included a SEK -1.3 b. currency impact. Operating expenses decreased, benefiting from continued efficiency improvements as well as a positive currency impact, partly offset by R&D investments to support the strategy to build high-performing programmable networks and maintain technology leadership.

Net sales rolling four quarters were SEK 158.2 b. and the adjusted EBITA margin rolling four quarters was 20.4%.

Mobile Networks – Segment Cloud Software and Services

SEK b.	Q2 2025	Q2 2024	YoY change	Q1 2025
Net sales	14.4	15.2	-5%	13.0
Of which IPR licensing revenues	0.9	0.7	25%	0.6
Organic sales growth	—	—	1%	—
Gross income	6.0	5.4	10%	5.1
Gross margin	41.5%	35.6%	—	39.1%
EBIT (loss)	0.8	-0.7	—	0.1
EBIT margin	5.8%	-4.8%	—	0.5%
EBITA (loss)	0.8	-0.7	—	0.1
EBITA margin	5.9%	-4.7%	—	0.6%
Restructuring charges	-0.5	-0.8	—	-0.1
Adjusted financial measures
Adjusted gross income	6.2	5.7	10%	5.2
Adjusted gross margin	43.2%	37.2%	—	39.9%
Adjusted EBIT	1.4	0.1	—	0.1
Adjusted EBIT margin	9.6%	0.6%	—	1.1%
Adjusted EBITA	1.4	0.1	—	0.2
Adjusted EBITA margin	9.6%	0.6%	—	1.2%

Breakdown of sales into products, services and IPR licensing is available in note 3.

Net sales

Sales increased by 1%*. Sales grew in market area Americas and IPR licensing revenues increased, benefiting from revenue from previously unlicensed periods. Sales declined in the other market areas, mainly reflecting timing of project deliverables. Reported sales decreased by -5% to SEK 14.4 (15.2) b., including a currency impact of SEK -1.0 b. Services sales accounted for 62% (68%) of sales.

Gross income and margin

Adjusted gross margin increased to 43.2% (37.2%), benefiting from favorable sales mix, with a higher share of software sales, as well as higher IPR licensing revenues. The gross margin also benefited from improved delivery performance in customer projects. Adjusted gross income increased to SEK 6.2 (5.7) b. including a SEK -0.4 b. currency impact.

EBITA

Adjusted EBITA was SEK 1.4 (0.1) b. with a margin of 9.6% (0.6%) supported by higher gross income and lower operating expenses. Adjusted EBITA included a SEK -0.1 b. currency impact. Operating expenses decreased, benefiting from prior years’ cost-reduction actions and a positive currency impact. EBITA benefited from higher IPR licensing revenues and strong software sales. The improvement in EBITA was also driven by strong strategy execution, with a focus on commercial discipline, acceleration of automation, and scalable software deployments.

Net sales rolling four quarters were SEK 61.7 b. and the adjusted EBITA margin rolling four quarters was 6.1%.

5 Ericsson | Second quarter report 2025. July 15, 2025.	Segment results

Enterprise – Segment Enterprise

SEK b.	Q2 2025	Q2 2024	YoY change	Q1 2025
Net sales	5.5	6.5	-14%	5.9
Of which Global Comms Platform (Vonage)	3.2	3.8	-17%	3.4
Of which Enterprise Wireless Solutions	1.2	1.2	-4%	1.2
Organic sales growth	—	—	-6%	—
Gross income	3.0	3.3	-8%	3.3
Gross margin	54.9%	51.0%	—	56.3%
EBIT (loss)	-0.9	-17.4	—	-1.0
EBIT margin	-15.7%	-268.7%	—	-17.1%
EBITA (loss)	-0.5	-1.5	—	-0.6
EBITA margin	-9.4%	-23.3%	—	-10.5%
Restructuring charges	0.0	-0.3	—	-0.1
Adjusted financial measures
Adjusted gross income	3.0	3.3	-8%	3.3
Adjusted gross margin	54.9%	51.1%	—	56.2%
Global Comms Platform (Vonage)	47.8%	43.2%	—	51.0%
Enterprise Wireless Solutions	62.8%	59.5%	—	58.5%
Adjusted EBIT (loss)	-0.9	-17.1	—	-0.9
Adjusted EBIT margin	-15.5%	-264.3%	—	-15.5%
Adjusted EBITA (loss)	-0.5	-1.2	—	-0.5
Of which Global Comms Platform (Vonage) ¹	-0.4	-0.7	—	-0.5
Of which Enterprise Wireless Solutions ¹	-0.4	-0.7	—	-0.3
Adjusted EBITA margin	-9.3%	-18.9%	—	-8.9%

[1]	Common costs are included at segment level only (not distributed within the segment).

Net sales

Sales declined by -6%* YoY, with lower sales in Global Communications Platform and in Technologies and New Businesses, partly offset by organic sales growth in Enterprise Wireless Solutions. Reported sales decreased by -14% YoY to SEK 5.5 (6.5) b., including a currency impact of SEK -0.5 b.

Sales in Enterprise Wireless Solutions grew by 5%* YoY, driven by higher product and subscription sales in WWAN. Sales growth slowed in the quarter, reflecting a more cautious customer investment environment.

Sales in Global Communications Platform declined by -9%* YoY, reflecting the 2024 decision to reduce activities in some countries. The impact from the decision is expected to gradually decrease during the second half of 2025. Execution of the turnaround plan continues, with Q2 2025 marking the first quarter with sequential sales growth and a continued improvement in gross income, excluding currency impacts.

Gross income and margin

Adjusted gross margin increased to 54.9% (51.1%), benefiting from the decision to focus on more profitable market segments in Global Communications Platform and from a stronger product mix in Enterprise Wireless Solutions. Adjusted gross income was SEK 3.0 (3.3) b., including a SEK -0.3 b. currency impact.

EBITA (loss)

Adjusted EBITA (loss) was SEK -0.5 (-1.2) b., benefiting from reduced operational expenses in Enterprise Wireless Solutions and Global Communications Platform, including a positive currency impact. Adjusted EBITA included a SEK 0.0 b. currency impact. Adjusted EBITA margin was -9.3% (-18.9%).

Net sales rolling four quarters were SEK 23.9 b. and the adjusted EBITA margin rolling four quarters was -12.6%.

Segment Other

SEK b.	Q2 2025	Q2 2024	YoY change	Q1 2025
Net sales	0.5	0.5	-6%	0.5
Organic sales growth	—	—	-1%	—
Gross income	0.0	0.0	—	0.0
Gross margin	0.4%	-8.1%	—	3.8%
EBIT (loss)	0.0	-0.1	—	-0.2
EBIT margin	9.5%	-23.2%	—	-35.0%
EBITA (loss)	0.0	-0.1	—	-0.2
EBITA margin	9.5%	-23.0%	—	-35.0%
Restructuring charges	0.0	0.0	—	0.0
Adjusted financial measures
Adjusted gross income	0.0	0.0	—	0.0
Adjusted gross margin	0.4%	-7.5%	—	4.2%
Adjusted EBIT (loss)	0.0	-0.1	—	-0.2
Adjusted EBIT margin	9.5%	-14.1%	—	-34.6%
Adjusted EBITA (loss)	0.0	-0.1	—	-0.2
Adjusted EBITA margin	9.5%	-13.9%	—	-34.6%

Net sales

Reported sales were stable at SEK 0.5 (0.5) b.

Gross income and margin

Adjusted gross income was SEK 0.0 (0.0) b. Adjusted gross margin was 0.4% (-7.5%).

EBITA

Adjusted EBITA was SEK 0.0 (-0.1) b.

Net sales rolling four quarters were SEK 2.0 b.

6 Ericsson | Second quarter report 2025. July 15, 2025.	Segment results

Cash flow and financial position

Free cash flow bridge, SEK b.	Q2 2025	Q2 2024	Q1 2025	Jan-Jun 2025	Jan-Jun 2024
Adjusted EBITA	7.4	4.1	6.9	14.4	9.2

Depreciation and amortization of non-acquired assets	1.8	2.1	2.0	3.8	3.9

Restructuring charges	-0.7	-1.6	-0.3	-0.9	-1.8

Changes in operating net assets	-2.7	6.5	-2.8	-5.5	7.2

Interest paid/received, taxes paid, and other	-1.8	-1.7	-1.5	-3.2	-4.1

Cash flow from operating activities	4.2	9.3	4.4	8.5	14.4

Net capex and other investing activities	-1.0	-1.0	-1.1	-2.1	-1.8

Repayment of lease liabilities	-0.6	-0.7	-0.6	-1.1	-1.3

Free cash flow before M&A	2.6	7.6	2.7	5.3	11.3

Cash flow from operating activities	4.2	9.3	4.4	8.5	14.4
Cash flow from investing activities	-10.9	-6.0	1.3	-9.6	-7.3
Cash flow from financing activities	-3.5	-5.7	-0.7	-4.2	-14.2

SEK b.	Jun 30 2025	Jun 30 2024	Mar 31 2025
Gross cash	73.3	53.7	74.2

- Borrowings, current	7.3	8.1	5.6
- Borrowings, non-current	29.9	32.5	29.9

Net cash	36.0	13.1	38.6

Equity	85.7	82.5	84.9
Equity ratio (%)	31.7%	29.6%	30.5%
Capital turnover (times)	1.6	1.4	1.6
Return on capital employed (%)	16.8%	-18.4%	3.8%

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Cash flow

Cash flow from operating activities was SEK 4.2 (9.3) b. Adjusted EBITA was higher YoY, however Q2 2024 cash flow benefited from a significant reduction in operating working capital, reflecting the completion of large-scale roll-out projects and inventory reductions.

In Q2 2025, operating net assets increased, primarily due to lower deferred revenues.

Cash flow from investing activities was SEK -10.9 (-6.0) b., primarily driven by increased investments in interest-bearing securities.

In Q2 2025, net investments in interest-bearing securities amounted to SEK -9.7 b.

In Q2 2025, cash flow from financing activities was SEK -3.5 (-5.7) b., benefiting from collateral received for derivative contracts.

In Q2 2025, the first dividend payment to shareholders of SEK -4.8 b. and repayment of lease liabilities were partly offset by a positive effect from collateral received for derivative contracts. The second dividend payment will be made in October to the shareholders of the parent company.

Financial position

Gross cash decreased sequentially by SEK -0.9 b. to SEK 73.3 b. driven by dividends paid, partly offset by positive free cash flow before M&A and collateral received on derivatives.

During the quarter, Ericsson replaced its USD 1.0 b. liquidity revolving credit facility, maturing in May 2026, with a new USD 0.5 b. facility maturing in May 2027. By the end of Q2, the total unutilized committed credit facilities amounted to SEK 23.7 b. (USD 2.5 b.).

The average maturity of parent company borrowings was 3.2 years as of June 30, 2025, compared with 3.5 years as of June 30, 2024.

Net cash decreased sequentially by SEK -2.6 b. to SEK 36.0 b. driven by dividends paid, partly offset by positive free cash flow before M&A.

Liabilities for post-employment benefits increased to SEK 24.9 b. from SEK 21.8 b. in Q1 2025. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 11.1 b., which is SEK 9.6 b. lower than current DBO.

7 Ericsson | Second quarter report 2025. July 15, 2025.	Cash flow and financial position

Key data points

Market

Dell’Oro estimates that the global RAN equipment market will remain stable in 2025.

Source: Dell’Oro Mobile RAN Quarterly Report 1Q25, May 2025.

Ericsson

Net sales

Reported average seasonality last 3 years (2022–2024), %.

	Q4gQ1	Q1gQ2	Q2gQ3	Q3gQ4
Networks	-24%	+8%	+3%	+16%
Cloud Software and Services	-33%	+15%	+1%	+33%

Net sales may show large variations between quarters, including currency changes.

IPR licensing revenues

At the end of Q2 2025, recurring annual IPR licensing revenues were approximately SEK 13 b.

Currency exposure

Rule of thumb: A 10% appreciation/depreciation in the USD vs. SEK would have a positive/negative impact of approximately 5% on net sales.

Amortization of intangible assets

Amortization of intangible assets is expected to be around SEK -0.5 b. per quarter, of which approximately SEK -0.4 b. related to segment Enterprise.

Restructuring charges

Restructuring charges for 2025 are expected to remain at elevated levels.

Segments

Increased uncertainty remains on the outlook, both in terms of potential for further tariff changes as well as in the broader macroeconomic environment.

Networks

Sales growth in Q3 2025 is expected to be below 3-year average seasonality, reflecting higher Q2 IPR revenue from previously unlicensed periods.

Adjusted gross margin in Q3 is expected to be in the range of 48% to 50%.

Cloud Software and Services

Sales growth in Q3 2025 is expected to be broadly similar to 3-year average seasonality.

8 Ericsson | Second quarter report 2025. July 15, 2025.	Key data points

Parent Company

Income after financial items January – June 2025, was SEK 19.3 (-7.1) b.

At the end of the quarter, gross cash (cash, cash equivalents plus interest-bearing securities, current and non-current) amounted to SEK 60.1 (40.0) b.

There was a decrease in intercompany lending of SEK 1.7 b. and in intercompany borrowing of SEK 2.1 b. in the quarter.

At the end of the quarter, non-restricted equity amounted to SEK 31.9 (10.9) billion, and total equity amounted to SEK 80.2 (59.2) b.

The Parent Company has recognized dividends from subsidiaries of SEK 18.9 (1.7) b. in the quarter.

The AGM 2025 resolved to issue 23,100,000 Class C shares for the Long-Term Variable Compensation Programs LTV II 2025 and LTV 2024 for Ericsson’s Executive Team and other executives. In accordance with an authorization from the AGM, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5.00, totaling SEK 115.5 million.

In accordance with the conditions of the Long-Term Variable Compensation Program (LTV) for Ericsson employees, 614,487 shares from treasury stock were distributed or sold to employees in the second quarter. The holding of treasury stock on June 30, 2025, was 38,065,074 Class B shares.

9 Ericsson | Second quarter report 2025. July 15, 2025.	Parent Company

Other information

Legal proceedings involving governmental authorities

In February 2022, Ericsson publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period between 2011 to 2019. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations. The Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization.

The Company continues to fully cooperate with the DOJ in its investigation into matters discussed in the 2019 internal Iraq investigation report and related topics concerning jurisdictions including Iraq, and the Company is providing additional documents and other information which continue to be requested by the DOJ. As additional information continues to be identified and evaluated in continued cooperation with the DOJ during its ongoing investigation, it is expected that there will not be any conclusive determinations on the outcome until the investigation is completed. The scope and duration of the investigation remains uncertain.

As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India. The Competition Commission of India decided to refer the case to the Director General’s Office for an in-depth investigation. The Competition Commission of India opened similar investigations against Ericsson in January 2014 based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claim from iBall. Ericsson has challenged Competition Commission of India’s jurisdiction in these cases before the Delhi High Court. On July 13, 2023, the Division Bench of the Delhi High Court found that in this instance the Competition Commission of India has no power to conduct the pending investigations against Ericsson. The Competition Commission of India has appealed this order to the Supreme Court of India.

In April 2019, Ericsson was informed by China’s State Administration for Market Regulation Anti-monopoly Bureau (SAMR) that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, SAMR has the power to impose behavioral and financial remedies.

Legal proceedings not involving governmental authorities

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. (collectively, the “Ericsson defendants”). The lawsuit was brought by US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against the Ericsson defendants under the U.S. Anti-Terrorism Act alleging that the Ericsson defendants made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, the Ericsson defendants filed a motion to dismiss the complaint. On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, including a plaintiff injured in Turkey, and also named Ericsson AB (collectively with the Ericsson defendants, the “Ericsson corporate defendants”), President and CEO Börje Ekholm and a former employee (who has not been served with process) as additional defendants and also asserted additional allegations and claims. In March 2023, the Ericsson corporate defendants and Mr. Ekholm filed motions to dismiss the amended complaint. Plaintiffs filed their oppositions to defendants’ motions to dismiss the amended complaint in June 2023, and defendants filed reply briefs in support of their motions to dismiss in July 2023. All briefing has been submitted, and resolution of the matter is pending with the District Court. All defendants will continue to vigorously defend this matter.

In February 2024, a second civil lawsuit also alleging violations of the U.S. Anti-Terrorism Act was filed in the United States District Court for the District of Columbia. The lawsuit was filed by the same law firm and involves substantially similar factual allegations and claims as those made in the Anti-Terrorism Act lawsuit originally filed in August 2022, and similarly names the same Ericsson corporate defendants, President and CEO Börje Ekholm and a former employee as defendants. The new lawsuit was brought by additional US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan, Syria, Turkey, Niger, and France from 2005 to 2021, as well as by their family members. The District Court for the District of Columbia has stayed the proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.

Beginning on August 4, 2023, a number of civil lawsuits have been filed against Telefonaktiebolaget LM Ericsson in Solna District Court, Sweden. 93 claimants have filed suit, which are coordinated and financed by a UK-based litigation funder. The claimants consist of a group of non-Swedish funds and financial institutions that allegedly are or have been shareholders of the Company. Their damages claims are primarily based on alleged inadequate disclosure of the contents of the Company’s 2019 internal Iraq investigation report. Ericsson filed its statement of defense on March 15, 2024. On February 14, 2025, the District Court ordered Ericsson to produce the 2019 internal Iraq investigation report to the claimants’ external counsel. Ericsson has appealed the decision. While proceedings on the merits of the case are stayed pending final resolution of the document production issue, the District Court has scheduled a preliminary hearing for October 16, 2025. Ericsson will continue to vigorously defend this matter.

10 Ericsson | Second quarter report 2025. July 15, 2025.	Other information

The Company actively manages its IPR portfolio and its need for third-party licenses and is involved from time to time, in the ordinary course of business, in litigation related thereto, as plaintiff, defendant and other capacities.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other regulatory investigations, lawsuits, claims (including claims by third-parties the Company has indemnified against infringement liability or provided guarantees to) and proceedings incidental to the ordinary course of business.

PRESS RELEASES

April 30, 2025	Ericsson’s Nomination Committee appointed
May 05, 2025	Ericsson resolves on an acquisition offer for C shares for the Long-Term Variable Compensation Programs LTV 2025 and LTV 2024
May 19, 2025	Ericsson to utilize mandate to transfer shares
May 30, 2025	New number of shares and votes in Telefonaktiebolaget LM Ericsson

11 Ericsson | Second quarter report 2025. July 15, 2025.	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including, for example, risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cybersecurity and occupational health and safety. Ericsson’s risk management is embedded into strategy development and operational processes, and material Group risks are regularly assessed and reviewed by executives as required by Ericsson’s Material Group Risk Protocol to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives and strategic direction as well as to short-term objectives. Risk factors and uncertainties of relevance to Ericsson are described in the Ericsson Annual Report 2024 and in the Annual Report on Form 20-F for the year ended December 31, 2024 (in the following, the “Annual Report 2024”). See also the risks set out in the section titled “Forward-looking statements.”

This report has not been reviewed by Telefonaktiebolaget LM Ericsson auditors.

Date for next report: October 14, 2025

12 Ericsson | Second quarter report 2025. July 15, 2025.	Risk factors

Board assurance

The Board of Directors and the President and CEO certify that the financial report for the six months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, July 15, 2025

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Jan Carlson	Jacob Wallenberg	Jon Fredrik Baksaas
Chair	Deputy Chair	Member of the Board

Christian Cederholm	Börje Ekholm	Eric A. Elzvik
Member of the Board	President, CEO and member of the Board	Member of the Board

Marachel Knight	Kristin S. Rinne	Jonas Synnergren
Member of the Board	Member of the Board	Member of the Board

Christy Wyatt	Karl Åberg
Member of the Board	Member of the Board

Ulf Rosberg	Annika Salomonsson	Kjell-Åke Soting
Member of the Board	Member of the Board	Member of the Board

13 Ericsson | Second quarter report 2025. July 15, 2025.	Board assurance

Editor’s note

Media and analyst briefing

Ericsson invites media, investors and analysts to a conference call and live video webcast at 9:00 AM CEST on July 15, 2025.

Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:

www.ericsson.com/investors and

www.ericsson.com/newsroom

For further information, please contact:

Lars Sandström, Senior Vice President, Chief Financial Officer

Phone: +46 72 161 20 04

E-mail: investor.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 73 095 65 39

E-mail: media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Daniel Morris, Vice President,

Head of Investor Relations

Phone: +44 7386 657217

E-mail: investor.relations@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director,

Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: + 46 76 128 47 89

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

14 Ericsson | Second quarter report 2025. July 15, 2025.	Editor’s note

Forward-looking statements

This report includes forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking statements, including, in particular the following:

•	Potential material additional liability resulting from past conduct, including allegations of past conduct that remains unresolved or unknown in multiple jurisdictions including Iraq, which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•	Risks related to internal controls and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with past conduct in multiple jurisdictions including Iraq which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•	The risk that the ongoing investigations by Ericsson and US governmental authorities result in a conclusion by Ericsson or US governmental authorities that the Company’s past conduct included making or having responsibility for making payments to a terrorist organization or other improper payments, which could lead to material additional liability

•	Risks related to our ongoing compliance with obligations under the National Security Agreement entered into in connection with Ericsson’s acquisition of Vonage, which may adversely affect the Vonage business and subject the Company to additional liabilities

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Macroeconomic conditions, including inflationary pressures and effects on customer investments, market recovery and growth

•	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and the imposition of tariffs and sanctions

•	Continued growth of mobile communications, the success of our existing and targeted customer base, and our ability to maintain technology leadership

•	Success in implementing key strategies, including improving profitability, capturing 5G market opportunities, capitalizing on network API and Enterprise opportunities, and expected benefits from restructuring activities

•	Risks related to cybersecurity and privacy, security and data localization

•	Industry trends, future characteristics and development of the markets in which we operate
•	Risks of global operations, including legal and regulatory requirements and uncertainties, and unfavorable lawsuits and legal proceedings

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability, and risks related to financial condition

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	Our ability to deliver on future plans and achieve future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	Risks related to acquisitions and divestments that may be disruptive and incur significant expenses, including our ability to successfully consummate such transactions, protect the value of acquisitions during integration, or achieve the value anticipated with an acquisition

•	Trends related to our industry, including our regulatory environment, competition and customer structure

•	Intense competition from existing competitors, and new entrants, including vendor consolidation

•	Limited number of third-party suppliers, large, multi-year agreements with limited number of key customers, and operator consolidation

•	Risks related to intellectual property, key employees, and unforeseen risks and disruptions due to natural or man-made events

•	Risks related to environmental, social and business conduct

•	Extent of impairment impacts on cash flow and dividend capacity in future periods, which is assessed based on full-year performance and is impacted by a variety of factors, including earnings, business outlook and financial position

•	Other factors included in our filings with the SEC, including the factors described throughout this report, included in the section Risk Factors, and in “Risk Factors” in the Annual Report 2024, as updated by subsequent reports filed with the SEC.

These forward-looking statements also represent our estimates, assumptions and expectations only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in this report and in other documents we file from time to time with our regulators that disclose risks and uncertainties that may affect our business. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

15 Ericsson | Second quarter report 2025. July 15, 2025.	Forward-looking statements

Financial statements and other information

16 Ericsson | Second quarter report 2025. July 15, 2025.	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

		Q2			Jan-Jun
SEK million	Note	2025	2024	Change	2025	2024
Net sales	2	56,132	59,848	-6%	111,157	113,173
Cost of sales		-29,483	-34,033	-13%	-57,971	-64,700

Gross income	2	26,649	25,815	3%	53,186	48,473

Research and development expenses ¹		-12,212	-14,926	-18%	-24,244	-26,497
Selling and administrative expenses ¹		-8,180	-23,074	-65%	-16,801	-31,765
Impairment losses on trade receivables		34	-84	-140%	66	-341

Operating expenses		-20,358	-38,084	-47%	-40,979	-58,603

Other operating income and expenses ²		67	-1,299	-105%	75	676
Share of earnings of associated companies		33	49	-33%	40	35

Earnings (loss) before financial items and income tax (EBIT)	2	6,391	-13,519	-147%	12,322	-9,419
Financial income and expenses, net	3	34	-361	-109%	-40	-832

Income (loss) after financial items		6,425	-13,880	-146%	12,282	-10,251

Income tax		-1,799	2,881	-162%	-3,439	1,865

Net income (loss)		4,626	-10,999	-142%	8,843	-8,386

Net income (loss) attributable to:
Owners of the Parent Company		4,567	-11,132		8,716	-8,573
Non-controlling interests		59	133		127	187
Other information
Average number of shares, basic (million)	8	3,333	3,332		3,333	3,332
Earnings (loss) per share, basic (SEK) ³	8	1.37	-3.34		2.62	-2.57
Earnings (loss) per share, diluted (SEK) ³	8	1.37	-3.34		2.61	-2.57

1)	Jan-Jun 2024 and Q2 2024 include an impairment of intangible assets, of which R&D expenses SEK -1.2 billion, SG&A expenses SEK -12.6 billion and Income tax SEK 3.7 billion.
2)

Jan-Jun 2024 includes a goodwill impairment of SEK -1.3 billion reported in the second quarter, and a one-time gain of SEK 1.9 billion reported in the first quarter from the resolution of a commercial dispute.

3)	Based on net income attributable to owners of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

Condensed statement of comprehensive income (loss)

	Q2		Jan-Jun
SEK million	2025	2024	2025	2024
Net income (loss)	4,626	-10,999	8,843	-8,386
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit pension plans	-3,528	-4,916	-817	145
Revaluation of credit risk on borrowings	63	-221	91	-548
Tax on items that will not be reclassified to profit or loss	489	1,122	13	196
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	1,726	298	4,655	-2,285
Reclassification adjustments on gains/losses included in profit or loss	29	214	322	254
Translation reserves
Changes in translation reserves	-2,282	-1,554	-9,898	4,520
Reclassification to profit or loss	54	-1	54	-104
Share of other comprehensive income of associated companies	-6	-10	-56	27
Tax on items that have been or may be reclassified to profit or loss	-361	-106	-1,025	418

Total other comprehensive income (loss), net of tax	-3,816	-5,174	-6,661	2,623

Total comprehensive income (loss)	810	-16,173	2,182	-5,763
Total comprehensive income (loss) attributable to:
Owners of the Parent Company	671	-16,307	1,886	-5,868
Non-controlling interests	139	134	296	105

17 Ericsson | Second quarter report 2025. July 15, 2025.	Financial statements

Condensed consolidated balance sheet

		Jun 30	Dec 31
SEK million	Note	2025	2024
Assets
Non-current assets
Intangible assets
Capitalized development expenses		4,129	4,593
Goodwill		49,443	56,077
Customer relationships, IPR and other intangible assets		6,254	7,954
Property, plant and equipment		9,431	10,545
Right-of-use assets		5,695	6,487
Financial assets
Equity in associated companies		1,330	1,179
Other investments in shares and participations	5	1,807	2,029
Customer finance, non-current	5	78	190
Interest-bearing securities, non-current	5	32,859	19,440
Other financial assets, non-current	5	5,235	5,161
Deferred tax assets		22,816	24,412

		139,077	138,067

Current assets
Inventories		27,068	27,125
Contract assets		6,618	6,924
Trade receivables	5	39,107	44,151
Customer finance, current	5	1,879	4,332
Current tax assets		5,019	6,083
Other current receivables		11,377	9,261
Interest-bearing securities, current	5	6,790	12,546
Cash and cash equivalents	5	33,620	43,885

		131,478	154,307

Total assets		270,555	292,374

Equity and liabilities
Equity
Stockholders’ equity		86,748	94,284
Non-controlling interest in equity of subsidiaries		-1,049	-1,301

		85,699	92,983

Non-current liabilities
Post-employment benefits		24,883	24,448
Provisions, non-current	4	2,365	3,511
Deferred tax liabilities		1,390	1,295
Borrowings, non-current	5	29,944	31,904
Lease liabilities, non-current		4,661	5,363
Other non-current liabilities		870	996

		64,113	67,517

Current liabilities
Provisions, current	4	6,287	8,204
Borrowings, current	5	7,285	6,137
Lease liabilities, current		1,867	2,132
Contract liabilities		44,370	41,229
Trade payables	5	24,804	30,173
Current tax liabilities		3,609	3,322
Other current liabilities		32,521	40,677

		120,743	131,874

Total equity and liabilities		270,555	292,374

18 Ericsson | Second quarter report 2025. July 15, 2025.	Financial statements

Condensed consolidated statement of cash flows

		Q2		Jan-Jun
SEK million	Note	2025	2024	2025	2024
Operating activities
Net income (loss)		4,626	-10,999	8,843	-8,386
Adjustments for
Taxes		1,949	-2,693	3,703	-1,420
Earnings/dividends in associated companies		-22	-41	-20	-38
Depreciation, amortization and impairment losses	6	2,177	18,015	4,927	20,627
Other		-410	424	-295	764

		8,320	4,706	17,158	11,547

Changes in operating net assets
Inventories		210	3,239	-2,058	5,974
Customer finance, current and non-current		391	-365	2,255	1,769
Trade receivables and contract assets		188	1,857	-124	2,093
Trade payables		-636	1,941	-2,208	-2,081
Provisions and post-employment benefits		-298	304	-2,613	-1,966
Contract liabilities		-1,329	-1,398	7,267	5,122
Other operating assets and liabilities, net		-1,187	890	-8,017	-3,710

		-2,661	6,468	-5,498	7,201

Interest received		458	385	1,134	776
Interest paid		-699	-677	-1,470	-1,974
Taxes paid		-1,268	-1,606	-2,816	-3,199

Cash flow from operating activities		4,150	9,276	8,508	14,351

Investing activities
Investments in property, plant and equipment	6	-561	-699	-1,290	-1,133
Sales of property, plant and equipment		40	42	79	66
Acquisitions/divestments of subsidiaries and other operations, net		141	-48	137	-154
Product development	6	-193	-327	-500	-713
Purchase of interest-bearing securities		-12,295	-5,845	-18,815	-7,463
Sales of interest-bearing securities		2,568	1,501	8,272	3,705
Other investing activities		-562	-611	2,560	-1,636

Cash flow from investing activities		-10,862	-5,987	-9,557	-7,328

Financing activities
Proceeds from issuance of borrowings		198	2	198	1,969
Repayment of borrowings		-432	-16	-511	-10,417
Dividends paid		-4,810	-4,711	-4,810	-4,711
Repayment of lease liabilities		-554	-658	-1,147	-1,259
Other financing activities		2,127	-313	2,067	225

Cash flow from financing activities		-3,471	-5,696	-4,203	-14,193

Effect of exchange rate changes on cash		-787	-705	-5,013	716

Net change in cash and cash equivalents		-10,970	-3,112	-10,265	-6,454

Cash and cash equivalents, beginning of period		44,590	31,848	43,885	35,190

Cash and cash equivalents, end of period		33,620	28,736	33,620	28,736

19 Ericsson | Second quarter report 2025. July 15, 2025.	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Jun
SEK million	2025	2024
Opening balance	92,983	97,408
Total comprehensive income (loss)	2,182	-5,763
Sale/repurchase of own shares	-116	-21
Share issue, net	116	21
Long-term variable compensation plans	77	31
Dividends to shareholders ¹)	-9,543	-9,209

Closing balance	85,699	82,467

1)	Jan-Jun includes SEK 4,769 (4,498) million of dividend approved by the Annual General Meeting on March 25, 2025, which will be paid out in October 2025.

Condensed consolidated income statement – isolated quarters

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	56,132	55,025	72,913	61,794	59,848	53,325
Cost of sales	-29,483	-28,488	-40,206	-33,609	-34,033	-30,667

Gross income	26,649	26,537	32,707	28,185	25,815	22,658

Research and development expenses ¹)	-12,212	-12,032	-13,877	-13,140	-14,926	-11,571
Selling and administrative expenses ¹)	-8,180	-8,621	-10,512	-9,380	-23,074	-8,691
Impairment losses on trade receivables	34	32	-2	78	-84	-257

Operating expenses	-20,358	-20,621	-24,391	-22,442	-38,084	-20,519

Other operating income and expenses 2)	67	8	-50	4	-1,299	1,975
Share of earnings of associated companies	33	7	-308	27	49	-14

Earnings (loss) before financial items and income tax (EBIT)	6,391	5,931	7,958	5,774	-13,519	4,100

Financial income and expenses, net	34	-74	-391	-501	-361	-471

Income (loss) after financial items	6,425	5,857	7,567	5,273	-13,880	3,629

Income tax ¹)	-1,799	-1,640	-2,688	-1,392	2,881	-1,016

Net income (loss)	4,626	4,217	4,879	3,881	-10,999	2,613

Net income (loss) attributable to:
Owners of the Parent Company	4,567	4,149	4,779	3,814	-11,132	2,559
Non-controlling interests	59	68	100	67	133	54
Other information
Average number of shares, basic (million)	3,333	3,333	3,333	3,333	3,332	3,331
Earnings (loss) per share, basic (SEK) ³) 4)	1.37	1.25	1.44	1.14	-3.34	0.77
Earnings (loss) per share, diluted (SEK) ³)	1.37	1.24	1.44	1.14	-3.34	0.77

1)	Q2 2024 includes an impairment of intangible assets, of which R&D expenses SEK -1.2 billion, SG&A expenses SEK -12.6 billion and income tax SEK 3.7 billion.
2)	Q2 2024 includes a goodwill impairment of SEK -1.3 billion. Q1 2024 includes a one-time gain of SEK 1.9 billion from the resolution of a commercial dispute.
3)	Based on net income attributable to owners of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

20 Ericsson | Second quarter report 2025. July 15, 2025.	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	4,626	4,217	4,879	3,881	-10,999	2,613
Adjustments for
Taxes	1,949	1,754	2,563	1,397	-2,693	1,273
Earnings/dividends in associated companies	-22	2	387	110	-41	3
Depreciation, amortization and impairment losses	2,177	2,750	2,815	2,292	18,015	2,612
Other	-410	115	528	592	424	340

	8,320	8,838	11,172	8,272	4,706	6,841

Changes in operating net assets
Inventories	210	-2,268	2,876	1,358	3,239	2,735
Customer finance, current and non-current	391	1,864	-225	1,211	-365	2,134
Trade receivables and contract assets	188	-312	-3,041	3,524	1,857	236
Trade payables	-636	-1,572	2,580	-3	1,941	-4,022
Provisions and post-employment benefits	-298	-2,315	958	955	304	-2,270
Contract liabilities	-1,329	8,596	-407	-117	-1,398	6,520
Other operating assets and liabilities, net	-1,187	-6,830	5,088	859	890	-4,600

	-2,661	-2,837	7,829	7,787	6,468	733
Interest received	458	676	518	506	385	391
Interest paid	-699	-771	-543	-526	-677	-1,297
Taxes paid	-1,268	-1,548	-1,463	-1,642	-1,606	-1,593

Cash flow from operating activities	4,150	4,358	17,513	14,397	9,276	5,075

Investing activities
Investments in property, plant and equipment	-561	-729	-667	-540	-699	-434
Sales of property, plant and equipment	40	39	14	36	42	24
Acquisitions/divestments of subs. and other operations, net	141	-4	-95	-62	-48	-106
Product development	-193	-307	-323	-264	-327	-386
Purchase of interest-bearing securities	-12,295	-6,520	-6,642	-5,517	-5,845	-1,618
Sales of interest-bearing securities	2,568	5,704	2,605	4,937	1,501	2,204
Other investing activities	-562	3,122	-3,219	1,113	-611	-1,025

Cash flow from investing activities	-10,862	1,305	-8,327	-297	-5,987	-1,341

Financing activities
Proceeds from issuance of borrowings	198	—	485	1,161	2	1,967
Repayment of borrowings	-432	-79	-373	-5,127	-16	-10,401
Dividends paid	-4,810	—	-4,514	-8	-4,711	—
Repayment of lease liabilities	-554	-593	-626	-607	-658	-601
Other financing activities	2,127	-60	-419	356	-313	538

Cash flow from financing activities	-3,471	-732	-5,447	-4,225	-5,696	-8,497

Effect of exchange rate changes on cash	-787	-4,226	2,823	-1,288	-705	1,421

Net change in cash and cash equivalents	-10,970	705	6,562	8,587	-3,112	-3,342

Cash and cash equivalents, beginning of period	44,590	43,885	37,323	28,736	31,848	35,190

Cash and cash equivalents, end of period	33,620	44,590	43,885	37,323	28,736	31,848

21 Ericsson | Second quarter report 2025. July 15, 2025.	Financial statements

Condensed Parent Company income statement

	Q2		Jan-Jun
SEK million	2025	2024	2025	2024
Net sales	—	—	—	—
Cost of sales	—	—	—	—
Gross income	—	—	—	—
Operating expenses	-429	-361	-866	-731
Other operating income and expenses	659	840	1,316	3,498

EBIT	230	479	450	2,767

Financial net	18,792	-10,260	18,854	-9,903

Income (loss) after financial items	19,022	-9,781	19,304	-7,136

Transfers to (-) / from untaxed reserves	—	—	—	—
Income tax	-110	-56	-179	-509

Net income (loss)	18,912	-9,837	19,125	-7,645

Condensed Parent Company statement of comprehensive income (loss)

	Q2		Jan-Jun
SEK million	2025	2024	2025	2024
Net income (loss)	18,912	-9,837	19,125	-7,645

Other comprehensive income (loss), net of tax	—	—	—	—

Total comprehensive income (loss)	18,912	-9,837	19,125	-7,645

22 Ericsson | Second quarter report 2025. July 15, 2025.	Financial statements

Condensed Parent Company balance sheet

SEK million	Jun 30 2025	Dec 31 2024
Assets
Fixed assets
Intangible assets	151	160
Tangible assets	268	295
Financial assets ¹)	133,524	121,721

	133,943	122,176

Current assets
Receivables	19,466	19,876
Short-term investments	6,719	12,222
Cash and cash equivalents	20,546	27,073

	46,731	59,171

Total assets	180,674	181,347

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,351	48,235
Non-restricted equity	31,853	22,335

	80,204	70,570

Provisions	204	144
Non-current liabilities	29,950	31,884
Current liabilities	70,316	78,749

Total stockholders’ equity, provisions and liabilities	180,674	181,347

¹) Of which interest-bearing securities, non-current	38,859	19,439

23 Ericsson | Second quarter report 2025. July 15, 2025.	Financial statements

Accounting policies and Explanatory notes (unaudited)

Note 1 – Accounting policies and Other changes

Accounting policies

The Group

This condensed consolidated interim financial report for the reporting period ended June 30, 2025, has been prepared in accordance with International Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2024, and should be read in conjunction with that annual report. Amendments to IFRS standards that became effective during 2025 do not have a material impact on the result and financial position of the Company.

Changes applied from Q1 2025

New market area structure implemented in Q1 2025

On February 25, 2025, it was announced that effective March 15, 2025, two new market areas are created – market area Americas and market area Europe, Middle East and Africa. This is done by merging market area Europe and Latin America, market area North America, and market area Middle East and Africa. From Q1 2025 the following market area structure is presented:

•	Americas

•	Europe, Middle East and Africa

•	South East Asia, Oceania and India

•	North East Asia

The financial reporting by market areas is reflecting the new structure and prior quarters have been restated accordingly.

Updated definitions of Alternative performance measures (APMs)

Starting from Q1 2025 the Company has decided to update the definitions of the following APMs. The Company believes the updated definitions better reflect the underlying results of the Company’s operations over time.

•	Return on capital employed (ROCE)

•	Capital turnover (CTO)

•	Inventory turnover days (ITO)

•	Days sales outstanding (DSO)

•	Days payables outstanding (DPO)

•	Operating working capital days

The APMs are now based on a rolling average rather than an average of the beginning and the end of the period. Prior periods have been updated accordingly. In addition, Operating working capital has been added as an APM. For more information, see the APM section in this report.

24 Ericsson | Second quarter report 2025. July 15, 2025.	Accounting policies and Explanatory notes

Note 2 – Segment information

Net sales by segment by quarter

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	35,747	35,643	46,797	40,016	37,679	33,715
Of which Products	27,622	28,060	36,592	31,242	28,583	25,397
Of which Services	8,125	7,583	10,205	8,774	9,096	8,318
Cloud Software and Services	14,363	12,975	19,457	14,953	15,180	13,045
Of which Products	5,407	4,719	7,826	5,240	4,814	4,529
Of which Services	8,956	8,256	11,631	9,713	10,366	8,516
Enterprise	5,548	5,933	6,090	6,319	6,484	5,970
Other	474	474	569	506	505	595

Total	56,132	55,025	72,913	61,794	59,848	53,325

	2025		2024
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	0%	-24%	17%	6%	12%	-25%
Of which Products	-2%	-23%	17%	9%	13%	-27%
Of which Services	7%	-26%	16%	-4%	9%	-19%
Cloud Software and Services	11%	-33%	30%	-1%	16%	-33%
Of which Products	15%	-40%	49%	9%	6%	-36%
Of which Services	8%	-29%	20%	-6%	22%	-32%
Enterprise	-6%	-3%	-4%	-3%	9%	-11%
Other	0%	-17%	12%	0%	-15%	-5%

Total	2%	-25%	18%	3%	12%	-26%

	2025		2024
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-5%	6%	4%	-4%	-11%	-21%
Of which Products	-3%	10%	5%	-2%	-13%	-21%
Of which Services	-11%	-9%	-1%	-10%	-6%	-19%
Cloud Software and Services	-5%	-1%	-1%	-4%	0%	-3%
Of which Products	12%	4%	11%	5%	-7%	2%
Of which Services	-14%	-3%	-7%	-8%	4%	-5%
Enterprise	-14%	-1%	-9%	-5%	2%	0%
Other	-6%	-20%	-9%	-28%	-2%	-14%

Total	-6%	3%	1%	-4%	-7%	-15%

	2025		2024
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	71,390	35,643	158,207	111,410	71,394	33,715
Of which Products	55,682	28,060	121,814	85,222	53,980	25,397
Of which Services	15,708	7,583	36,393	26,188	17,414	8,318
Cloud Software and Services	27,338	12,975	62,635	43,178	28,225	13,045
Of which Products	10,126	4,719	22,409	14,583	9,343	4,529
Of which Services	17,212	8,256	40,226	28,595	18,882	8,516
Enterprise	11,481	5,933	24,863	18,773	12,454	5,970
Other	948	474	2,175	1,606	1,100	595

Total	111,157	55,025	247,880	174,967	113,173	53,325

	2025		2024
Year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	0%	6%	-8%	-12%	-16%	-21%
Of which Products	3%	10%	-7%	-12%	-17%	-21%
Of which Services	-10%	-9%	-9%	-12%	-13%	-19%
Cloud Software and Services	-3%	-1%	-2%	-2%	-1%	-3%
Of which Products	8%	4%	3%	0%	-3%	2%
Of which Services	-9%	-3%	-4%	-3%	0%	-5%
Enterprise	-8%	-1%	-3%	-1%	1%	0%
Other	-14%	-20%	-14%	-16%	-9%	-14%

Total	-2%	3%	-6%	-9%	-11%	-15%

25 Ericsson | Second quarter report 2025. July 15, 2025.	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	17,638	18,112	22,326	19,332	17,139	14,851
Cloud Software and Services	5,964	5,069	7,243	5,537	5,407	4,834
Enterprise	3,045	3,338	3,306	3,307	3,310	2,865
Other	2	18	-168	9	-41	108

Total	26,649	26,537	32,707	28,185	25,815	22,658

	2025		2024
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	35,750	18,112	73,648	51,322	31,990	14,851
Cloud Software and Services	11,033	5,069	23,021	15,778	10,241	4,834
Enterprise	6,383	3,338	12,788	9,482	6,175	2,865
Other	20	18	-92	76	67	108

Total	53,186	26,537	109,365	76,658	48,473	22,658

EBIT (loss) by segment by quarter

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6,376	7,040	9,267	7,492	4,750	4,156
Cloud Software and Services	840	71	1,099	-443	-728	-363
Enterprise	-870	-1,014	-1,876	-1,201	-17,424	-1,582
Other	45	-166	-532	-74	-117	1,889

Total	6,391	5,931	7,958	5,774	-13,519	4,100

	2025		2024
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	13,416	7,040	25,665	16,398	8,906	4,156
Cloud Software and Services	911	71	-435	-1,534	-1,091	-363
Enterprise	-1,884	-1,014	-22,083	-20,207	-19,006	-1,582
Other	-121	-166	1,166	1,698	1,772	1,889

Total	12,322	5,931	4,313	-3,645	-9,419	4,100

26 Ericsson | Second quarter report 2025. July 15, 2025.	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2025		2024 ³)
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Americas	19,760	20,762	25,737	23,366	19,838	16,449
Europe, Middle East and Africa ¹) ²)	16,193	14,475	21,865	16,893	17,265	15,287
South East Asia, Oceania and India	5,505	7,226	8,449	7,702	7,694	8,565
North East Asia	3,766	3,215	7,090	3,686	4,561	3,424
Other ¹) ²)	10,908	9,347	9,772	10,147	10,490	9,600

Total	56,132	55,025	72,913	61,794	59,848	53,325

¹) Of which in Sweden	686	461	597	432	583	729
²) Of which in EU	8,223	7,566	10,935	8,157	8,606	7,566

	2025		2024 ³)
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Americas	-5%	-19%	10%	18%	21%	-12%
Europe, Middle East and Africa ¹) ²)	12%	-34%	29%	-2%	13%	-33%
South East Asia, Oceania and India	-24%	-14%	10%	0%	-10%	-27%
North East Asia	17%	-55%	92%	-19%	33%	-62%
Other ¹) ²)	17%	-4%	-4%	-3%	9%	-1%

Total	2%	-25%	18%	3%	12%	-26%

¹) Of which in Sweden	49%	-23%	38%	-26%	-20%	115%
²) Of which in EU	9%	-31%	34%	-5%	14%	-25%

	2025		2024 ³)
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Americas	0%	26%	38%	37%	11%	-17%
Europe, Middle East and Africa ¹) ²)	-6%	-5%	-4%	-8%	-3%	-1%
South East Asia, Oceania and India	-28%	-16%	-28%	-44%	-44%	-38%
North East Asia	-17%	-6%	-22%	-31%	-10%	-22%
Other ¹) ²)	4%	-3%	1%	1%	6%	6%

Total	-6%	3%	1%	-4%	-7%	-15%

¹) Of which in Sweden	18%	-37%	76%	-5%	58%	19%
²) Of which in EU	-4%	0%	8%	4%	7%	-8%

	2025		2024 ³)
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Americas	40,522	20,762	85,390	59,653	36,287	16,449
Europe, Middle East and Africa ¹) ²)	30,668	14,475	71,310	49,445	32,552	15,287
South East Asia, Oceania and India	12,731	7,226	32,410	23,961	16,259	8,565
North East Asia	6,981	3,215	18,761	11,671	7,985	3,424
Other ¹) ²)	20,255	9,347	40,009	30,237	20,090	9,600

Total	111,157	55,025	247,880	174,967	113,173	53,325

¹) Of which in Sweden	1,147	461	2,341	1,744	1,312	729
²) Of which in EU	15,789	7,566	35,264	24,329	16,172	7,566

	2025		2024 ³)
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Americas	12%	26%	16%	9%	-4%	-17%
Europe, Middle East and Africa ¹) ²)	-6%	-5%	-4%	-4%	-2%	-1%
South East Asia, Oceania and India	-22%	-16%	-39%	-42%	-41%	-38%
North East Asia	-13%	-6%	-22%	-21%	-15%	-22%
Other ¹) ²)	1%	-3%	4%	4%	6%	6%

Total	-2%	3%	-6%	-9%	-11%	-15%

¹) Of which in Sweden	-13%	-37%	32%	22%	34%	19%
²) Of which in EU	-2%	0%	3%	1%	-1%	-8%

3)	2024 has been restated to reflect the changes in the market area structure, see note 1 “Accounting policies and Other changes” for more information.

27 Ericsson | Second quarter report 2025. July 15, 2025.	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q2 2025					Jan-Jun 2025
SEK million	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
Americas	15,172	4,506	82	0	19,760	32,335	7,979	208	0	40,522
Europe, Middle East and Africa	9,808	6,164	221	0	16,193	18,092	12,116	460	0	30,668
South East Asia, Oceania and India	3,641	1,844	20	0	5,505	8,852	3,852	27	0	12,731
North East Asia	2,977	787	2	0	3,766	5,322	1,650	9	0	6,981
Other ¹)	4,149	1,062	5,223	474	10,908	6,789	1,741	10,777	948	20,255

Total	35,747	14,363	5,548	474	56,132	71,390	27,338	11,481	948	111,157

Share of total	64%	26%	10%	0%	100%	64%	25%	10%	1%	100%

1)	Includes primarily IPR licensing revenues and a major part of segment Enterprise.

	Q2 2025
Sequential change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total
Americas	-12%	30%	-35%	-	-5%
Europe, Middle East and Africa	18%	4%	-8%	-	12%
South East Asia, Oceania and India	-30%	-8%	186%	-	-24%
North East Asia	27%	-9%	-71%	-	17%
Other	57%	56%	-6%	0%	17%

Total	0%	11%	-6%	0%	2%

	Q2 2025					Jan-Jun 2025
Year over year change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
Americas	-1%	4%	-40%	-	0%	16%	-3%	3%	-100%	12%
Europe, Middle East and Africa	-5%	-7%	-30%	-100%	-6%	-8%	-3%	2%	-100%	-6%
South East Asia, Oceania and India	-31%	-24%	233%	-100%	-28%	-26%	-9%	69%	-100%	-22%
North East Asia	-17%	-14%	100%	-100%	-17%	-13%	-9%	50%	-100%	-13%
Other	31%	27%	-13%	0%	4%	16%	14%	-9%	1%	1%

Total	-5%	-5%	-14%	-6%	-6%	0%	-3%	-8%	-14%	-2%

28 Ericsson | Second quarter report 2025. July 15, 2025.	Accounting policies and Explanatory notes

Top 5 countries in sales

	2025		2024
Country, percentage of net sales¹)	Q2	Q1	Q4	Q3	Q2	Q1
United States	44%	45%	39%	44%	38%	37%
India	4%	7%	4%	5%	6%	10%
United Kingdom	4%	4%	4%	4%	3%	4%
China	4%	3%	4%	3%	6%	4%
Japan	3%	3%	5%	3%	3%	3%

	2025		2024
Country, percentage of net sales¹)	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
United States	44%	45%	40%	40%	38%	37%
India	6%	7%	6%	7%	8%	10%
United Kingdom	4%	4%	4%	3%	3%	4%
China	4%	3%	4%	4%	5%	4%
Japan	3%	3%	4%	3%	3%	3%

1)	Based on Jan-June 2025. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	3,987	2,606	2,870	2,853	3,187	2,539
Cloud Software and Services	875	572	630	626	700	557

Total	4,862	3,178	3,500	3,479	3,887	3,096

	2025		2024
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6,593	2,606	11,449	8,579	5,726	2,539
Cloud Software and Services	1,447	572	2,513	1,883	1,257	557

Total	8,040	3,178	13,962	10,462	6,983	3,096

Note 3 – Financial income and expenses, net

Financial income and expenses, net

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Financial income	579	619	587	724	742	681
Financial expenses	-927	-805	-984	-991	-1,029	-1,099
Net foreign exchange gains/losses	382	112	6	-234	-74	-53

Total	34	-74	-391	-501	-361	-471

	2025		2024
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Financial income	1,198	619	2,734	2,147	1,423	681
Financial expenses	-1,732	-805	-4,103	-3,119	-2,128	-1,099
Net foreign exchange gains/losses	494	112	-355	-361	-127	-53

Total	-40	-74	-1,724	-1,333	-832	-471

29 Ericsson | Second quarter report 2025. July 15, 2025.	Accounting policies and Explanatory notes

Note 4 – Provisions

Provisions

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	9,093	11,715	10,544	10,200	10,065	11,706
Additions	1,830	1,055	3,329	2,761	2,472	783
Utilization	-1,853	-3,009	-1,830	-1,872	-1,448	-2,140
Of which restructuring	-837	-1,201	-1,201	-1,286	-755	-932
Reversal of excess amounts	-273	-256	-651	-333	-411	-364
Reclassification, translation difference and other	-145	-412	323	-212	-478	80

Closing balance	8,652	9,093	11,715	10,544	10,200	10,065

Of which restructuring	2,429	2,720	3,872	3,897	3,757	2,953

	2025		2024
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	11,715	11,715	11,706	11,706	11,706	11,706
Additions	2,885	1,055	9,345	6,016	3,255	783
Utilization	-4,862	-3,009	-7,290	-5,460	-3,588	-2,140
Of which restructuring	-2,038	-1,201	-4,174	-2,973	-1,687	-932
Reversal of excess amounts	-529	-256	-1,759	-1,108	-775	-364
Reclassification, translation difference and other	-557	-412	-287	-610	-398	80

Closing balance	8,652	9,093	11,715	10,544	10,200	10,065

Of which restructuring	2,429	2,720	3,872	3,897	3,757	2,953

30 Ericsson | Second quarter report 2025. July 15, 2025.	Accounting policies and Explanatory notes

Note 5 – Financial risk management

There have been no changes to the fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

SEK billion	Jun 30 2025				Dec 31 2024
	Fair value hierarchy level				Fair value hierarchy level
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Assets at fair value through profit or loss
Customer finance ¹)	2.0	—	—	2.0	4.5	—	—	4.5
Interest-bearing securities	39.6	37.0	2.6	—	31.7	30.4	1.3	—
Cash equivalents ²)	19.2	0.2	19.0	—	24.3	0.3	24.0	—
Other financial assets	1.8	—	—	1.8	2.7	0.8	—	1.9
Other current assets	3.6	—	3.6	—	0.2	—	0.2	—
Assets at fair value through OCI
Trade receivables	39.1	—	—	39.1	44.2	—	—	44.2
Assets at amortized costs
Interest-bearing securities	0.1	—	—	—	0.3	—	—	—
Other financial assets	0.1	—	—	—	0.3	—	—	—

Total financial assets	105.5				108.2

Financial liabilities at designated FVTPL
Parent company borrowings	-33.2	-19.3	-13.9	—	-35.7	-19.7	-16.0	—
Financial liabilities at FVTPL
Other current liabilities	-0.1	—	-0.1	—	-3.3	—	-3.3	—
Liabilities at amortized cost
Trade payables	-24.8	—	—	—	-30.2	—	—	—
Borrowings	-4.0	—	—	—	-2.3	—	—	—

Total financial liabilities	-62.1				-71.5

1)	Year to date movements of customer finance receivables are as follows: additions of SEK 6.5 billion, disposals and repayments of SEK 8.7 billion and revaluation loss of SEK 0.3 billion.
2)	Total Cash and cash equivalent is SEK 33.6 (43.9 on Dec 31, 2024) billion, of which SEK 19.2 (24.3 on Dec 31, 2024) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation

	Jan-Jun		Jan-Dec
	2025	2024	2024
SEK/EUR - closing rate	11.14	11.37	11.49
SEK/USD - closing rate	9.50	10.61	10.99

31 Ericsson | Second quarter report 2025. July 15, 2025.	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	561	729	667	540	699	434
Capitalized development expenses	193	307	323	264	327	386
IPR, brands and other intangible assets	301	57	93	78	45	1

Total	1,055	1,093	1,083	882	1,071	821

Depreciation, amortization and impairment losses
Property, plant and equipment	826	1,029	1,117	924	1,161	941
Capitalized development expenses	451	444	409	410	349	312
Goodwill, IPR, brands and other intangible assets	373	721	666	429	15,945	793
Right-of-use assets	527	556	623	529	560	566

Total	2,177	2,750	2,815	2,292	18,015	2,612

	2025		2024
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	1,290	729	2,340	1,673	1,133	434
Capitalized development expenses	500	307	1,300	977	713	386
IPR, brands and other intangible assets	358	57	217	124	46	1

Total	2,148	1,093	3,857	2,774	1,892	821

Depreciation, amortization and impairment losses
Property, plant and equipment	1,855	1,029	4,143	3,026	2,102	941
Capitalized development expenses	895	444	1,480	1,071	661	312
Goodwill, IPR, brands and other intangible assets	1,094	721	17,833	17,167	16,738	793
Right-of-use assets	1,083	556	2,278	1,655	1,126	566

Total	4,927	2,750	25,734	22,919	20,627	2,612

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

SEK million	Jun 30 2025	Dec 31 2024
Contingent liabilities	3,412	3,559
Assets pledged as collateral	9,209	9,438

32 Ericsson | Second quarter report 2025. July 15, 2025.	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

	Q2		Jan-Jun
	2025	2024	2025	2024
Number of shares, end of period (million)	3,371	3,348	3,371	3,348
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,110	3,086	3,110	3,086
Number of treasury shares, end of period (million)	38	16	38	16
Number of shares outstanding, basic, end of period (million)	3,333	3,333	3,333	3,333
Numbers of shares outstanding, diluted, end of period (million)	3,343	3,340	3,343	3,340
Average number of treasury shares (million)	31	14	23	14
Average number of shares outstanding, basic (million)	3,333	3,332	3,333	3,332
Average number of shares outstanding, diluted (million) ¹)	3,343	3,339	3,342	3,339
Earnings (loss) per share, basic (SEK) ²)	1.37	-3.34	2.62	-2.57
Earnings (loss) per share, diluted (SEK) ¹)	1.37	-3.34	2.61	-2.57

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income attributable to owners of the Parent Company.

The AGM 2025 resolved to issue 23,100,000 Class C shares for the Long-Term Variable Compensation Programs LTV II 2025 and LTV 2024 for Ericsson’s executive team and other executives. In accordance with an authorization from the AGM, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5.00, totalling SEK 115.5 million.

The proposed dividend for 2024 of SEK 2.85 per share was approved by the AGM on March 25, 2025. The dividend will be paid in two installments. The first dividend payment of SEK 1.43 per share was made with the record date of March 27, 2025, with a payment date of April 1, 2025. The second dividend payment of SEK 1.42 per share will be made with the record date September 29, 2025, with an expected payment date of October 2, 2025.

Note 9 – Employee information

Number of employees

	2025		2024 ²)
End of period	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Americas	15,926	15,857	16,034	16,554	16,791	17,051
Europe, Middle East and Africa ¹)	40,413	40,677	41,387	41,993	43,017	42,989
South East Asia, Oceania and India	25,591	25,991	26,389	26,327	26,558	27,016
North East Asia	10,007	10,341	10,426	11,110	11,619	12,084

Total	91,937	92,866	94,236	95,984	97,985	99,140

¹) Of which in Sweden	13,476	13,222	13,420	13,633	14,109	13,849

2)	2024 has been restated to reflect the changes in the market area structure, see note 1 “Accounting policies and Other changes” for more information.

33 Ericsson | Second quarter report 2025. July 15, 2025.	Accounting policies and Explanatory notes

Note 10 – Information on future divestment

In 2024 the Company entered into a binding agreement in relation to the sale of iconectiv, which is an acquired US subsidiary (83.3% ownership) forming part of Segment Enterprise and is a provider of network number portability solutions and data exchange services. The sale, which is subject to the customary closing conditions including regulatory approvals, is expected to be completed during Q3 2025. The assets and liabilities for iconectiv, which are included in the consolidated balance sheet, are shown in the table below.

Jun 2025
Goodwill	1,042
Customer relationships, IPR and other intangible assets	71
Property, plant and equipment	154
Right-of-use assets	130
Trade receivables	316
Cash and cash equivalents	496
Other assets	188

Total assets	2,397

Lease liabilities	143
Contract liabilities	387
Current tax liabilities	208

Other liabilities	248

Total liabilities	986

34 Ericsson | Second quarter report 2025. July 15, 2025.	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APMs should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2024.

From Q1 2025, the definition of Return on capital employed (ROCE) and Capital turnover (CTO) have been updated and is based on a rolling average rather than an average of the beginning and the end of the period. Prior periods have been updated accordingly. Operating working capital has been added as an APM.

From Q1 2025, the definitions of Inventory turnover days (ITO), Days sales outstanding (DSO), Days payables outstanding (DPO) and Operating working capital days have been updated and can be found in the end of this report. Prior periods have been updated accordingly.

The Company believes the updated definitions better reflect the underlying results of the Company’s operations over time.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales growth.

	2025		2024
Isolated quarters, year over year change	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	56,132	55,025	72,913	61,794	59,848	53,325
Acquired business	—	—	—	—	—	—
Net FX impact	4,672	-1,817	683	1,832	22	740
Comparable net sales, excluding FX impact	60,804	53,208	73,596	63,626	59,870	54,065
Comparable quarter net sales adj. for acq/div business	59,848	53,325	71,881	64,473	64,444	62,553
Organic sales growth (%)	2%	0%	2%	-1%	-7%	-14%

	2025		2024
Year to date, year over year change	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	111,157	55,025	247,880	174,967	113,173	53,325
Acquired business	—	—	—	—	—	—
Net FX impact	2,855	-1,817	3,277	2,594	762	740
Comparable net sales, excluding FX impact	114,012	53,208	251,157	177,561	113,935	54,065
Comparable quarter net sales adj. for acq/div business	113,173	53,325	263,351	191,470	126,997	62,553
Organic sales growth (%)	1%	0%	-5%	-7%	-10%	-14%

35 Ericsson | Second quarter report 2025. July 15, 2025.	Alternative performance measures

Items excluding restructuring charges and impairments of goodwill and intangible assets

Gross income, operating expenses, and EBIT are presented excluding restructuring charges, and for certain measures, as a percentage of net sales. EBIT is also presented excluding restructuring charges and impairments of goodwill and intangible assets.

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	26,649	26,537	32,707	28,185	25,815	22,658
Net sales	56,132	55,025	72,913	61,794	59,848	53,325
Gross margin (%)	47.5%	48.2%	44.9%	45.6%	43.1%	42.5%

Gross income	26,649	26,537	32,707	28,185	25,815	22,658
Restructuring charges included in cost of sales	310	158	1,034	424	466	122
Adjusted gross income	26,959	26,695	33,741	28,609	26,281	22,780
Net sales	56,132	55,025	72,913	61,794	59,848	53,325
Adjusted gross margin (%)	48.0%	48.5%	46.3%	46.3%	43.9%	42.7%

Operating expenses	-20,358	-20,621	-24,391	-22,442	-38,084	-20,519
Restructuring charges included in R&D expenses	300	20	358	966	805	-10
Restructuring charges included in selling and administrative expenses	46	103	234	163	357	93
Operating expenses excluding restructuring charges	-20,012	-20,498	-23,799	-21,313	-36,922	-20,436

EBIT (loss)	6,391	5,931	7,958	5,774	-13,519	4,100
Net sales	56,132	55,025	72,913	61,794	59,848	53,325
EBIT margin (%)	11.4%	10.8%	10.9%	9.3%	-22.6%	7.7%

EBIT (loss)	6,391	5,931	7,958	5,774	-13,519	4,100
Total restructuring charges	656	281	1,626	1,553	1,628	205
Adjusted EBIT (loss)	7,047	6,212	9,584	7,327	-11,891	4,305
Net sales	56,132	55,025	72,913	61,794	59,848	53,325
Adjusted EBIT margin (%)	12.6%	11.3%	13.1%	11.9%	-19.9%	8.1%
Adjusted EBIT (loss)	7,047	6,212	9,584	7,327	-11,891	4,305
Impairment of goodwill and intangible assets	—	—	213	—	15,120	—
Adjusted EBIT excluding impairments of goodwill and intangible assets	7,047	6,212	9,797	7,327	3,229	4,305
Net sales	56,132	55,025	72,913	61,794	59,848	53,325
Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	12.6%	11.3%	13.4%	11.9%	5.4%	8.1%

	2025		2024
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	53,186	26,537	109,365	76,658	48,473	22,658
Net sales	111,157	55,025	247,880	174,967	113,173	53,325
Gross margin (%)	47.8%	48.2%	44.1%	43.8%	42.8%	42.5%
Gross income	53,186	26,537	109,365	76,658	48,473	22,658
Restructuring charges included in cost of sales	468	158	2,046	1,012	588	122
Adjusted gross income	53,654	26,695	111,411	77,670	49,061	22,780
Net sales	111,157	55,025	247,880	174,967	113,173	53,325
Adjusted gross margin (%)	48.3%	48.5%	44.9%	44.4%	43.4%	42.7%
Operating expenses	-40,979	-20,621	-105,436	-81,045	-58,603	-20,519
Restructuring charges included in R&D expenses	320	20	2,119	1,761	795	-10
Restructuring charges included in selling and administrative expenses	149	103	847	613	450	93
Operating expenses excluding restructuring charges	-40,510	-20,498	-102,470	-78,671	-57,358	-20,436
EBIT (loss)	12,322	5,931	4,313	-3,645	-9,419	4,100
Net sales	111,157	55,025	247,880	174,967	113,173	53,325
EBIT margin (%)	11.1%	10.8%	1.7%	-2.1%	-8.3%	7.7%
EBIT (loss)	12,322	5,931	4,313	-3,645	-9,419	4,100
Total restructuring charges	937	281	5,012	3,386	1,833	205
Adjusted EBIT (loss)	13,259	6,212	9,325	-259	-7,586	4,305
Net sales	111,157	55,025	247,880	174,967	113,173	53,325
Adjusted EBIT margin (%)	11.9%	11.3%	3.8%	-0.1%	-6.7%	8.1%
Adjusted EBIT (loss)	13,259	6,212	9,325	-259	-7,586	4,305
Impairment of goodwill and intangible assets	—	—	15,333	15,120	15,120	—
Adjusted EBIT excluding impairments of goodwill and intangible assets	13,259	6,212	24,658	14,861	7,534	4,305
Net sales	111,157	55,025	247,880	174,967	113,173	53,325
Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	11.9%	11.3%	9.9%	8.5%	6.7%	8.1%

36 Ericsson | Second quarter report 2025. July 15, 2025.	Alternative performance measures

EBITA and EBITA margin / Adjusted EBITA and EBITA margin

Earnings before interest, income tax, amortizations and write-downs of acquired intangibles (including goodwill) also expressed as a percentage of net sales.

Adjusted EBITA also expressed as a percentage of net sales.

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	4,626	4,217	4,879	3,881	-10,999	2,613
Income tax	1,799	1,640	2,688	1,392	-2,881	1,016
Financial income and expenses, net	-34	74	391	501	361	471
Amortizations and write-downs of acquired intangibles	372	721	665	429	15,945	793
Of which segment Enterprise	346	389	549	378	15,916	762
EBITA	6,763	6,652	8,623	6,203	2,426	4,893
Net sales	56,132	55,025	72,913	61,794	59,848	53,325
EBITA margin (%)	12.0%	12.1%	11.8%	10.0%	4.1%	9.2%
Restructuring charges	656	281	1,626	1,553	1,628	205
Adjusted EBITA	7,419	6,933	10,249	7,756	4,054	5,098
Adjusted EBITA margin (%)	13.2%	12.6%	14.1%	12.6%	6.8%	9.6%

	2025		2024
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	8,843	4,217	374	-4,505	-8,386	2,613
Income tax	3,439	1,640	2,215	-473	-1,865	1,016
Financial income and expenses, net	40	74	1,724	1,333	832	471
Amortizations and write-downs of acquired intangibles	1,093	721	17,832	17,167	16,738	793
Of which segment Enterprise	735	389	17,605	17,056	16,678	762
EBITA	13,415	6,652	22,145	13,522	7,319	4,893
Net sales	111,157	55,025	247,880	174,967	113,173	53,325
EBITA margin (%)	12.1%	12.1%	8.9%	7.7%	6.5%	9.2%
Restructuring charges	937	281	5,012	3,386	1,833	205
Adjusted EBITA	14,352	6,933	27,157	16,908	9,152	5,098
Adjusted EBITA margin (%)	12.9%	12.6%	11.0%	9.7%	8.1%	9.6%

Additionally, Ericsson provides forward-looking targets for adjusted EBITA margin and Free cash flow before M&A as a percentage of net sales, which are non-IFRS financial measures. Ericsson has not provided quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts that are not yet determined, are subject to incarcerating and variability in timing and amount due to their nature, are outside of Ericsson’s control or cannot be predicted, including items and impacts such as currency exchange rate changes, acquisitions and disposals, and charges such as impairments or acquisition related charges. Accordingly, reconciliation of these non-IFRS forward-looking financial measures are not available without unreasonable efforts. Such unavailable reconciling items could significantly impact our results of operations and financial condition.

Rolling four quarters of net sales and adjusted EBITA margin (%)

Net sales, EBITA margin and restructuring charges as a sum of last four quarters.

	2025		2024
Rolling four quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	245,864	249,580	247,880	246,848	249,527	254,123
EBITA	28,241	23,904	22,145	20,216	17,841	15,957
Restructuring charges	4,116	5,088	5,012	4,906	4,241	5,746
Adjusted EBITA	32,357	28,992	27,157	25,122	22,082	21,703
Adjusted EBITA margin (%)	13.2%	11.6%	11.0%	10.2%	8.8%	8.5%

37 Ericsson | Second quarter report 2025. July 15, 2025.	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2025		2024
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	33,620	44,590	43,885	37,323	28,736	31,848
+ Interest-bearing securities, current	6,790	5,147	12,546	10,063	13,838	8,948
+ Interest-bearing securities, non-current	32,859	24,436	19,440	14,806	11,146	11,177
Gross cash, end of period	73,269	74,173	75,871	62,192	53,720	51,973
- Borrowings, current	7,285	5,597	6,137	3,134	8,067	8,491
- Borrowings, non-current	29,944	29,929	31,904	33,524	32,520	32,675
Net cash, end of period	36,040	38,647	37,830	25,534	13,133	10,807

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions, deferred tax liabilities, contract liabilities, other non-current liabilities, current provisions, trade payables, current tax liabilities and other current liabilities).

	2025		2024
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	270,555	277,978	292,374	272,450	278,486	299,523
Less: Non-interest-bearing provisions and liabilities
Provisions, non-current	2,365	2,541	3,511	3,036	2,642	3,952
Deferred tax liabilities	1,390	1,365	1,295	1,255	1,295	3,999
Other non-current liabilities	870	888	996	889	865	839
Provisions, current	6,287	6,552	8,204	7,508	7,558	6,113
Contract liabilities	44,370	46,757	41,229	39,540	40,704	42,538
Trade payables	24,804	26,450	30,173	25,888	26,731	25,305
Current tax liabilities	3,609	2,664	3,322	3,821	3,710	3,810
Other current liabilities	32,521	41,655	40,677	36,903	38,485	35,786
Capital employed	154,339	149,106	162,967	153,610	156,496	177,181

Capital turnover

Rolling four quarters of net sales divided by five-point average for capital employed.

The definition is updated from Q1 2025. Prior periods are updated accordingly. Refer to the clarification provided at the beginning of the APM section.

	2025		2024
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales, rolling four quarters	245,864	249,580	247,880	246,848	249,527	254,123
Average capital employed, rolling five quarters
Capital employed at end of period -4	156,496	177,181	177,965	170,926	197,676	195,403
Capital employed at end of period -3	153,610	156,496	177,181	177,965	170,926	197,676
Capital employed at end of period -2	162,967	153,610	156,496	177,181	177,965	170,926
Capital employed at end of period -1	149,106	162,967	153,610	156,496	177,181	177,965
Capital employed at end of period	154,339	149,106	162,967	153,610	156,496	177,181
Average capital employed, rolling five quarters	155,304	159,872	165,644	167,236	176,049	183,830
Capital turnover (times)	1.6	1.6	1.5	1.5	1.4	1.4

38 Ericsson | Second quarter report 2025. July 15, 2025.	Alternative performance measures

Return on capital employed

Rolling four quarters of EBIT divided by five-point average for capital employed.

The definition is updated from Q1 2025. Prior periods are updated accordingly. Refer to the clarification provided at the beginning of the APM section.

	2025		2024
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
EBIT (loss), rolling four quarters	26,054	6,144	4,313	2,203	-32,479	-19,272
Average capital employed, rolling five quarters
Capital employed at end of period -4	156,496	177,181	177,965	170,926	197,676	195,403
Capital employed at end of period -3	153,610	156,496	177,181	177,965	170,926	197,676
Capital employed at end of period -2	162,967	153,610	156,496	177,181	177,965	170,926
Capital employed at end of period -1	149,106	162,967	153,610	156,496	177,181	177,965
Capital employed at end of period	154,339	149,106	162,967	153,610	156,496	177,181
Average capital employed, rolling five quarters	155,304	159,872	165,644	167,236	176,049	183,830
Return on capital employed (%)	16.8%	3.8%	2.6%	1.3%	-18.4%	-10.5%

Equity ratio

Equity expressed as a percentage of total assets.

	2025		2024
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	85,699	84,858	92,983	85,355	82,467	107,639
Total assets	270,555	277,978	292,374	272,450	278,486	299,523
Equity ratio (%)	31.7%	30.5%	31.8%	31.3%	29.6%	35.9%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to owners of the Parent Company	4,567	4,149	4,779	3,814	-11,132	2,559
Annualized	18,268	16,596	19,116	15,256	-44,528	10,236
Average stockholders’ equity
Stockholders’ equity, beginning of period	86,039	94,284	86,630	83,840	109,137	98,673
Stockholders’ equity, end of period	86,748	86,039	94,284	86,630	83,840	109,137
Average stockholders’ equity	86,394	90,162	90,457	85,235	96,489	103,905
Return on equity (%)	21.1%	18.4%	21.1%	17.9%	-46.1%	9.9%

	2025		2024
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to owners of the Parent Company	8,716	4,149	20	-4,759	-8,573	2,559
Annualized	17,432	16,596	20	-6,345	-17,146	10,236
Average stockholders’ equity
Stockholders’ equity, beginning of period	94,284	94,284	98,673	98,673	98,673	98,673
Stockholders’ equity, end of period	86,748	86,039	94,284	86,630	83,840	109,137
Average stockholders’ equity	90,516	90,162	96,479	92,652	91,257	103,905
Return on equity (%)	19.3%	18.4%	0.0%	-6.8%	-18.8%	9.9%

39 Ericsson | Second quarter report 2025. July 15, 2025.	Alternative performance measures

Operating working capital

Inventories, contract assets, trade receivables, customer finance (current and non-current), advances to suppliers and prepaid expenses less contract liabilities and trade payables.

Operating working capital is added from Q1 2025. Refer to the clarification provided at the beginning of the APM section.

	2025		2024
SEK million	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Inventories	27,068	27,649	27,125	29,004	30,897	34,564
Contract assets	6,618	5,735	6,924	7,568	6,851	6,715
Trade receivables	39,107	41,428	44,151	38,018	43,578	46,246
Customer finance, current	1,879	2,396	4,332	3,843	4,590	3,717
Customer finance, non-current	78	27	190	221	843	1,406
Advance payments to suppliers ¹)	41	46	47	108	146	167
Prepaid expenses ¹)	3,025	3,749	2,659	2,737	3,244	3,501
Less: Contract liabilities	44,370	46,757	41,229	39,540	40,704	42,538
Less: Trade payables	24,804	26,450	30,173	25,888	26,731	25,305
Operating working capital	8,642	7,823	14,026	16,071	22,714	28,473

1)	Part of Other current receivables in the consolidated balance sheet.

Free cash flow before M&A / Free cash flow after M&A / Free cash flow before M&A (% of net sales)

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

Free cash flow before M&A (% of net sales): Free cash flow before M&A as a percentage of net sales.

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	4,150	4,358	17,513	14,397	9,276	5,075
Net capital expenditures and other investments (excl. M&A)
Investments in property, plant and equipment	-561	-729	-667	-540	-699	-434
Sales of property, plant and equipment	40	39	14	36	42	24
Product development	-193	-307	-323	-264	-327	-386
Other investments ¹)	-301	-64	-87	-78	-39	-7
Repayment of lease liabilities	-554	-593	-626	-607	-658	-601
Free cash flow before M&A	2,581	2,704	15,824	12,944	7,595	3,671
Acquisitions/divestments of subs and other operations, net	141	-4	-95	-62	-48	-106
Free cash flow after M&A	2,722	2,700	15,729	12,882	7,547	3,565
Net sales	56,132	55,025	72,913	61,794	59,848	53,325
Free cash flow before M&A (% of net sales)	4.6%	4.9%	21.7%	20.9%	12.7%	6.9%

	2025		2024
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	8,508	4,358	46,261	28,748	14,351	5,075
Net capital expenditures and other investments (excl. M&A)
Investments in property, plant and equipment	-1,290	-729	-2,340	-1,673	-1,133	-434
Sales of property, plant and equipment	79	39	116	102	66	24
Product development	-500	-307	-1,300	-977	-713	-386
Other investments ¹)	-365	-64	-211	-124	-46	-7
Repayment of lease liabilities	-1,147	-593	-2,492	-1,866	-1,259	-601
Free cash flow before M&A	5,285	2,704	40,034	24,210	11,266	3,671
Acquisitions/divestments of subs and other operations, net	137	-4	-311	-216	-154	-106
Free cash flow after M&A	5,422	2,700	39,723	23,994	11,112	3,565
Net sales	111,157	55,025	247,880	174,967	113,173	53,325
Free cash flow before M&A (% of net sales)	4.8%	4.9%	16.2%	13.8%	10.0%	6.9%

1)

Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets, which are not to be part of the definition of Free cash flow.

40 Ericsson | Second quarter report 2025. July 15, 2025.	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency

	2025		2024
Isolated quarter, year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	3%	3%	5%	-1%	-11%	-19%
Cloud Software and Services	1%	-3%	0%	-1%	0%	-2%
Enterprise	-6%	-7%	-7%	-3%	0%	1%
Other	-1%	-23%	-10%	-26%	-5%	-14%

Total	2%	0%	2%	-1%	-7%	-14%

	2025		2024
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	3%	3%	-6%	-10%	-15%	-19%
Cloud Software and Services	-1%	-3%	-1%	-1%	-1%	-2%
Enterprise	-6%	-7%	-2%	-1%	1%	1%
Other	-13%	-23%	-15%	-16%	-10%	-14%

Total	1%	0%	-5%	-7%	-10%	-14%

Sales growth by market area adjusted for comparable units and currency

	2025		2024 ¹)
Isolated quarter, year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Americas	10%	20%	40%	42%	10%	-16%
Europe, Middle East and Africa	-1%	-7%	-4%	-6%	-4%	-1%
South East Asia, Oceania and India	-22%	-17%	-28%	-43%	-44%	-37%
North East Asia	-15%	-8%	-22%	-29%	-3%	-16%
Other	15%	-6%	3%	5%	7%	8%

Total	2%	0%	2%	-1%	-7%	-14%

	2025		2024 ¹)
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Americas	14%	20%	18%	10%	-4%	-16%
Europe, Middle East and Africa	-4%	-7%	-4%	-4%	-3%	-1%
South East Asia, Oceania and India	-19%	-17%	-38%	-41%	-41%	-37%
North East Asia	-12%	-8%	-19%	-16%	-9%	-16%
Other	5%	-6%	6%	6%	7%	8%

Total	1%	0%	-5%	-7%	-10%	-14%

1)	2024 has been restated to reflect the changes in the market area structure, see note 1 “Accounting policies and Other changes” for more information.

Rolling four quarters of net sales by segment

	2025		2024
Rolling four quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	158,203	160,135	158,207	156,408	157,929	162,690
Cloud Software and Services	61,748	62,565	62,635	62,736	63,347	63,275
Enterprise	23,890	24,826	24,863	25,471	25,825	25,720
Other	2,023	2,054	2,175	2,233	2,426	2,438

Total	245,864	249,580	247,880	246,848	249,527	254,123

41 Ericsson | Second quarter report 2025. July 15, 2025.	Alternative performance measures

Gross margin by segment by quarter

	2025		2024
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	49.3%	50.8%	47.7%	48.3%	45.5%	44.0%
Cloud Software and Services	41.5%	39.1%	37.2%	37.0%	35.6%	37.1%
Enterprise	54.9%	56.3%	54.3%	52.3%	51.0%	48.0%
Other	0.4%	3.8%	-29.5%	1.8%	-8.1%	18.2%

Total	47.5%	48.2%	44.9%	45.6%	43.1%	42.5%

	2025		2024
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	50.1%	50.8%	46.6%	46.1%	44.8%	44.0%
Cloud Software and Services	40.4%	39.1%	36.8%	36.5%	36.3%	37.1%
Enterprise	55.6%	56.3%	51.4%	50.5%	49.6%	48.0%
Other	2.1%	3.8%	-4.2%	4.7%	6.1%	18.2%

Total	47.8%	48.2%	44.1%	43.8%	42.8%	42.5%

EBIT margin by segment by quarter

	2025		2024
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	17.8%	19.8%	19.8%	18.7%	12.6%	12.3%
Cloud Software and Services	5.8%	0.5%	5.6%	-3.0%	-4.8%	-2.8%
Enterprise	-15.7%	-17.1%	-30.8%	-19.0%	-268.7%	-26.5%
Other	9.5%	-35.0%	-93.5%	-14.6%	-23.2%	317.5%

Total	11.4%	10.8%	10.9%	9.3%	-22.6%	7.7%

	2025		2024
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	18.8%	19.8%	16.2%	14.7%	12.5%	12.3%
Cloud Software and Services	3.3%	0.5%	-0.7%	-3.6%	-3.9%	-2.8%
Enterprise	-16.4%	-17.1%	-88.8%	-107.6%	-152.6%	-26.5%
Other	-12.8%	-35.0%	53.6%	105.7%	161.1%	317.5%

Total	11.1%	10.8%	1.7%	-2.1%	-8.3%	7.7%

42 Ericsson | Second quarter report 2025. July 15, 2025.	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6,397	7,367	9,375	7,536	4,771	4,179
Cloud Software and Services	845	76	1,107	-436	-721	-355
Enterprise	-524	-625	-1,327	-823	-1,508	-820
Other	45	-166	-532	-74	-116	1,889

Total	6,763	6,652	8,623	6,203	2,426	4,893

	2025		2024
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	17.9%	20.7%	20.0%	18.8%	12.7%	12.4%
Cloud Software and Services	5.9%	0.6%	5.7%	-2.9%	-4.7%	-2.7%
Enterprise	-9.4%	-10.5%	-21.8%	-13.0%	-23.3%	-13.7%
Other	9.5%	-35.0%	-93.5%	-14.6%	-23.0%	317.5%

Total	12.0%	12.1%	11.8%	10.0%	4.1%	9.2%

	2025		2024
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	13,764	7,367	25,861	16,486	8,950	4,179
Cloud Software and Services	921	76	-405	-1,512	-1,076	-355
Enterprise	-1,149	-625	-4,478	-3,151	-2,328	-820
Other	-121	-166	1,167	1,699	1,773	1,889

Total	13,415	6,652	22,145	13,522	7,319	4,893

	2025		2024
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	19.3%	20.7%	16.3%	14.8%	12.5%	12.4%
Cloud Software and Services	3.4%	0.6%	-0.6%	-3.5%	-3.8%	-2.7%
Enterprise	-10.0%	-10.5%	-18.0%	-16.8%	-18.7%	-13.7%
Other	-12.8%	-35.0%	53.7%	105.8%	161.2%	317.5%

Total	12.1%	12.1%	8.9%	7.7%	6.5%	9.2%

43 Ericsson | Second quarter report 2025. July 15, 2025.	Alternative performance measures

Restructuring charges by function

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-310	-158	-1,034	-424	-466	-122
Research and development expenses	-300	-20	-358	-966	-805	10
Selling and administrative expenses	-46	-103	-234	-163	-357	-93

Total	-656	-281	-1,626	-1,553	-1,628	-205

	2025		2024
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-468	-158	-2,046	-1,012	-588	-122
Research and development expenses	-320	-20	-2,119	-1,761	-795	10
Selling and administrative expenses	-149	-103	-847	-613	-450	-93

Total	-937	-281	-5,012	-3,386	-1,833	-205

Restructuring charges by segment

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-109	-108	-738	-585	-481	-95
of which cost of sales	-67	-55	-645	-163	-214	-68
of which operating expenses	-42	-53	-93	-422	-267	-27
Cloud Software and Services	-538	-74	-695	-863	-816	-60
of which cost of sales	-243	-102	-348	-243	-246	-49
of which operating expenses	-295	28	-347	-620	-570	-11
Enterprise	-9	-97	-150	-38	-285	-38
of which cost of sales	0	1	-2	-1	-3	-5
of which operating expenses	-9	-98	-148	-37	-282	-33
Other	0	-2	-43	-67	-46	-12
of which cost of sales	0	-2	-39	-17	-3	0
of which operating expenses	0	0	-4	-50	-43	-12

Total	-656	-281	-1,626	-1,553	-1,628	-205

	2025		2024
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-217	-108	-1,899	-1,161	-576	-95
of which cost of sales	-122	-55	-1,090	-445	-282	-68
of which operating expenses	-95	-53	-809	-716	-294	-27
Cloud Software and Services	-612	-74	-2,434	-1,739	-876	-60
of which cost of sales	-345	-102	-886	-538	-295	-49
of which operating expenses	-267	28	-1,548	-1,201	-581	-11
Enterprise	-106	-97	-511	-361	-323	-38
of which cost of sales	1	1	-11	-9	-8	-5
of which operating expenses	-107	-98	-500	-352	-315	-33
Other	-2	-2	-168	-125	-58	-12
of which cost of sales	-2	-2	-59	-20	-3	0
of which operating expenses	0	0	-109	-105	-55	-12

Total	-937	-281	-5,012	-3,386	-1,833	-205

44 Ericsson | Second quarter report 2025. July 15, 2025.	Alternative performance measures

Adjusted gross income and gross margin by segment

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	17,705	18,167	22,971	19,495	17,353	14,919
Cloud Software and Services	6,207	5,171	7,591	5,780	5,653	4,883
Enterprise	3,045	3,337	3,308	3,308	3,313	2,870
Other	2	20	-129	26	-38	108

Total	26,959	26,695	33,741	28,609	26,281	22,780

	2025		2024
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	49.5%	51.0%	49.1%	48.7%	46.1%	44.3%
Cloud Software and Services	43.2%	39.9%	39.0%	38.7%	37.2%	37.4%
Enterprise	54.9%	56.2%	54.3%	52.4%	51.1%	48.1%
Other	0.4%	4.2%	-22.7%	5.1%	-7.5%	18.2%

Total	48.0%	48.5%	46.3%	46.3%	43.9%	42.7%

	2025		2024
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	35,872	18,167	74,738	51,767	32,272	14,919
Cloud Software and Services	11,378	5,171	23,907	16,316	10,536	4,883
Enterprise	6,382	3,337	12,799	9,491	6,183	2,870
Other	22	20	-33	96	70	108

Total	53,654	26,695	111,411	77,670	49,061	22,780

	2025		2024
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	50.2%	51.0%	47.2%	46.5%	45.2%	44.3%
Cloud Software and Services	41.6%	39.9%	38.2%	37.8%	37.3%	37.4%
Enterprise	55.6%	56.2%	51.5%	50.6%	49.6%	48.1%
Other	2.3%	4.2%	-1.5%	6.0%	6.4%	18.2%

Total	48.3%	48.5%	44.9%	44.4%	43.4%	42.7%

45 Ericsson | Second quarter report 2025. July 15, 2025.	Alternative performance measures

Adjusted EBIT (loss) and EBIT margin by segment

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6,485	7,148	10,005	8,077	5,231	4,251
Cloud Software and Services	1,378	145	1,794	420	88	-303
Enterprise	-861	-917	-1,726	-1,163	-17,139	-1,544
Other	45	-164	-489	-7	-71	1,901

Total	7,047	6,212	9,584	7,327	-11,891	4,305

	2025		2024
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	18.1%	20.1%	21.4%	20.2%	13.9%	12.6%
Cloud Software and Services	9.6%	1.1%	9.2%	2.8%	0.6%	-2.3%
Enterprise	-15.5%	-15.5%	-28.3%	-18.4%	-264.3%	-25.9%
Other	9.5%	-34.6%	-85.9%	-1.4%	-14.1%	319.5%

Total	12.6%	11.3%	13.1%	11.9%	-19.9%	8.1%

	2025		2024
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	13,633	7,148	27,564	17,559	9,482	4,251
Cloud Software and Services	1,523	145	1,999	205	-215	-303
Enterprise	-1,778	-917	-21,572	-19,846	-18,683	-1,544
Other	-119	-164	1,334	1,823	1,830	1,901

Total	13,259	6,212	9,325	-259	-7,586	4,305

	2025		2024
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	19.1%	20.1%	17.4%	15.8%	13.3%	12.6%
Cloud Software and Services	5.6%	1.1%	3.2%	0.5%	-0.8%	-2.3%
Enterprise	-15.5%	-15.5%	-86.8%	-105.7%	-150.0%	-25.9%
Other	-12.6%	-34.6%	61.3%	113.5%	166.4%	319.5%

Total	11.9%	11.3%	3.8%	-0.1%	-6.7%	8.1%

Rolling four quarters of adjusted EBITA margin by segment (%)

	2025		2024
Rolling four quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	20.4%	19.3%	17.5%	16.0%	14.0%	13.4%
Cloud Software and Services	6.1%	4.0%	3.2%	3.6%	3.6%	3.0%
Enterprise	-12.6%	-15.0%	-16.0%	-14.1%	-13.2%	-11.7%
Other	-30.4%	-35.5%	61.4%	62.0%	43.6%	43.9%

Total	13.2%	11.6%	11.0%	10.2%	8.8%	8.5%

46 Ericsson | Second quarter report 2025. July 15, 2025.	Alternative performance measures

Adjusted EBITA and EBITA margin by segment

	2025		2024
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6,506	7,475	10,113	8,121	5,252	4,274
Cloud Software and Services	1,383	150	1,802	427	95	-295
Enterprise	-515	-528	-1,177	-785	-1,223	-782
Other	45	-164	-489	-7	-70	1,901

Total	7,419	6,933	10,249	7,756	4,054	5,098

	2025		2024
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	18.2%	21.0%	21.6%	20.3%	13.9%	12.7%
Cloud Software and Services	9.6%	1.2%	9.3%	2.9%	0.6%	-2.3%
Enterprise	-9.3%	-8.9%	-19.3%	-12.4%	-18.9%	-13.1%
Other	9.5%	-34.6%	-85.9%	-1.4%	-13.9%	319.5%

Total	13.2%	12.6%	14.1%	12.6%	6.8%	9.6%

	2025		2024
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	13,981	7,475	27,760	17,647	9,526	4,274
Cloud Software and Services	1,533	150	2,029	227	-200	-295
Enterprise	-1,043	-528	-3,967	-2,790	-2,005	-782
Other	-119	-164	1,335	1,824	1,831	1,901

Total	14,352	6,933	27,157	16,908	9,152	5,098

	2025		2024
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	19.6%	21.0%	17.5%	15.8%	13.3%	12.7%
Cloud Software and Services	5.6%	1.2%	3.2%	0.5%	-0.7%	-2.3%
Enterprise	-9.1%	-8.9%	-16.0%	-14.9%	-16.1%	-13.1%
Other	-12.6%	-34.6%	61.4%	113.6%	166.5%	319.5%

Total	12.9%	12.6%	11.0%	9.7%	8.1%	9.6%

Operating working capital days

Inventory turnover days (ITO): Five quarter average inventory divided by four quarter rolling absolute value of cost of sales excluding restructuring charges multiplied by 365, expressed as number of days.

Days sales outstanding (DSO): Five quarter average of contract assets, trade receivables and customer finance (current and non-current) less contract liabilities divided by four quarter rolling net sales multiplied by 365, expressed as number of days.

Days payables outstanding (DPO): Five quarter average of advances to suppliers and prepaid expenses less trade payables divided by four quarter rolling absolute value of cost of sales excluding restructuring charges multiplied by 365, expressed as number of days.

Operating working capital days: ITO plus DSO less DPO

The definition is updated from Q1 2025. Prior periods are updated accordingly. Refer to the clarification provided at the beginning of the APM section.

	2025		2024
	Q2	Q1	Q4	Q3	Q2	Q1
Inventory turnover days (ITO)	80	81	84	92	97	100
Days sales outstanding (DSO)	14	17	23	26	29	30
Less: Days payables outstanding (DPO)	66	64	64	63	64	65
Operating working capital days	28	34	43	55	62	65

47 Ericsson | Second quarter report 2025. July 15, 2025.	Alternative performance measures